SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 26, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 26, 2017: Nokia Corporation Financial Report for Q3 and January-September 2017

INTERIM REPORT

October 26, 2017

Nokia Corporation

Interim report
October 26, 2017 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q3 and January-September 2017

Strong earnings driven by Nokia Technologies

This is a summary of the Nokia Corporation financial report for Q3 and January-September 2017 published today. The complete financial report for Q3 and January-September 2017 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete reports with tables.

FINANCIAL HIGHLIGHTS

•                  Non-IFRS net sales in Q3 2017 of EUR 5.5bn (EUR 6.0bn in Q3 2016). Reported net sales in Q3 2017 of EUR 5.5bn (EUR 5.9bn in Q3 2016). 7% year-on-year net sales decrease (4% decrease on a constant currency basis) in Q3 2017, on both a non-IFRS and reported basis.

•                  Strong non-IFRS gross margin of 42.7% (40.0% in Q3 2016), and non-IFRS operating margin of 12.1% (9.3% in Q3 2016), driven by Nokia Technologies and resilience in Nokia’s Networks business. Reported gross margin of 39.7% (37.9% in Q3 2016) and reported operating margin of negative 4.2% (positive 0.9% in Q3 2016).

•                  Non-IFRS diluted EPS in Q3 2017 of EUR 0.09 (EUR 0.04 in Q3 2016) benefited from a lower than expected non-IFRS tax rate of 15%. Reported diluted EPS in Q3 2017 of negative EUR 0.03 (negative EUR 0.02 in Q3 2016).

•                  Given the strong year-on-year group-level performance with both gross and operating margins up significantly and continued momentum in the execution of our strategy, Nokia’s Board of Directors plans to propose a dividend of EUR 0.19 per share for 2017 (EUR 0.17 for 2016).

Nokia’s Networks business

•                  9% year-on-year net sales decrease (6% decrease on a constant currency basis) in Q3 2017, primarily due to Ultra Broadband Networks, reflecting challenges related to market conditions and certain projects in Mobile Networks, primarily in North America and Greater China.

•                  In Q3 2017, on a constant currency basis, the year-on-year net sales performance in IP Networks and Applications and Global Services improved, when compared to the year-on-year performance in Q2 2017. On a constant currency basis, year-on-year net sales grew by 2% in both Global Services and IP Routing.

•                  Solid Q3 2017 gross margin of 38.6% supported by continued operational discipline. Operating margin of 6.9% reflected weak results in Ultra Broadband Networks, which was partially offset by improved year-on-year performance in Global Services and IP Networks and Applications.

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Nokia Technologies

•                  37% year-on-year net sales increase and 73% year-on-year operating profit increase in Q3 2017, primarily related to a settled arbitration in the third quarter 2017. Approximately EUR 180 million of the net sales were non-recurring in nature and related to catch-up net sales for prior periods. With fast and effective execution against our patent licensing strategy, we have approximately doubled our recurring license revenue from EUR 578 million in 2014.

Third quarter and January-September 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q3’17	Q3’16	YoY change		Q2’17	QoQ change		Q1- Q3’17	Q1- Q3’16	YoY change
Net sales — constant currency (non-IFRS)			(4)%			2%				(4)%
Net sales (non-IFRS)	5 537	5 956	(7)%		5 629	(2)%		16 555	17 241	(4)%
Nokia’s Networks business	4 823	5 329	(9)%		4 971	(3)%		14 696	15 744	(7)%
Ultra Broadband Networks	2 099	2 519	(17)%		2 165	(3)%		6 500	7 171	(9)%
Global Services	1 359	1 389	(2)%		1 448	(6)%		4 168	4 277	(3)%
IP Networks and Applications	1 365	1 421	(4)%		1 358	1%		4 028	4 295	(6)%
Nokia Technologies	483	353	37%		369	31%		1 099	745	48%
Group Common and Other	251	297	(15)%		307	(18)%		812	803	1%
Gross profit (non-IFRS)	2 365	2 381	(1)%		2 350	1%		6 911	6 814	1%
Gross margin % (non-IFRS)	42.7%	40.0%	270	bps	41.7%	100	bps	41.7%	39.5%	220	bps
Operating profit (non-IFRS)	668	556	20%		574	16%		1 583	1 233	28%
Nokia’s Networks business	334	435	(23)%		406	(18)%		1 064	1 085	(2)%
Ultra Broadband Networks	78	278	(72)%		191	(59)%		514	589	(13)%
Global Services	110	39	182%		123	(11)%		289	175	65%
IP Networks and Applications	146	119	23%		91	60%		260	321	(19)%
Nokia Technologies	390	226	73%		230	70%		736	421	75%
Group Common and Other	(56)	(105)	(47)%		(62)	(10)%		(217)	(274)	(21)%
Operating margin % (non-IFRS)	12.1%	9.3%	280	bps	10.2%	190	bps	9.6%	7.2%	240	bps
Financial income and expenses (non-IFRS)	(63)	(78)	(19)%		(63)	0%		(207)	(174)	19%
Taxes (non-IFRS)	(90)	(216)	(58)%		(74)	22%		(211)	(491)	(57)%
Profit (non-IFRS)	516	264	95%		441	17%		1 159	574	102%
Profit attributable to the equity holders of the parent (non-IFRS)	514	258	99%		449	14%		1 160	605	92%
Non-controlling interests (non-IFRS)	2	6	(67)%		(9)			0	(31)	(100)%
EPS, EUR diluted (non-IFRS)	0.09	0.04	125%		0.08	12%		0.20	0.11	82%

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Third quarter and January-September 2017 reported results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q3’17	Q3’16	YoY change		Q2’17	QoQ change		Q1- Q3’17	Q1- Q3’16	YoY change
Net Sales - constant currency			(4)%			2%				(3)%
Net sales	5 500	5 896	(7)%		5 619	(2)%		16 496	16 984	(3)%
Nokia’s Networks business	4 823	5 329	(9)%		4 971	(3)%		14 696	15 744	(7)%
Ultra Broadband Networks	2 099	2 519	(17)%		2 165	(3)%		6 500	7 171	(9)%
Global Services	1 359	1 389	(2)%		1 448	(6)%		4 168	4 277	(3)%
IP Networks and Applications	1 365	1 421	(4)%		1 358	1%		4 028	4 295	(6)%
Nokia Technologies	483	353	37%		369	31%		1 099	745	48%
Group Common and Other	251	297	(15)%		307	(18)%		812	803	1%
Non-IFRS exclusions	(38)	(60)	(37)%		(11)	245%		(59)	(258)	(77)%
Gross profit	2 185	2 233	(2)%		2 236	(2)%		6 546	5 841	12%
Gross margin %	39.7%	37.9%	180	bps	39.8%	(10	)bps	39.7%	34.4%	530	bps
Operating (loss)/profit	(230)	55			(45)	411%		(403)	(1 417)	(72)%
Nokia’s Networks business	334	435	(23)%		406	(18)%		1 064	1 085	(2)%
Ultra Broadband Networks	78	278	(72)%		191	(59)%		514	589	(13)%
Global Services	110	39	182%		123	(11)%		289	175	65%
IP Networks and Applications	146	119	23%		91	60%		260	321	(19)%
Nokia Technologies	390	226	73%		230	70%		736	421	75%
Group Common and Other	(56)	(105)	(47)%		(62)	(10)%		(217)	(274)	(21)%
Non-IFRS exclusions	(898)	(501)	79%		(620)	45%		(1 986)	(2 650)	(25)%
Operating margin %	(4.2)%	0.9%	(510	)bps	(0.8)%	(340	)bps	(2.4)%	(8.3)%	590	bps
Financial income and expenses	(63)	(80)	(21)%		(218)	(71)%		(427)	(215)	99%
Taxes	102	(111)			(172)			(223)	56
(Loss)/Profit	(190)	(133)	43%		(433)	(56)%		(1 058)	(1 570)	(33)%
(Loss)/Profit attributable to the equity holders of the parent	(192)	(119)	61%		(423)	(55)%		(1 088)	(1 410)	(23)%
Non-controlling interests	2	(14)			(9)			30	(161)
EPS, EUR diluted	(0.03)	(0.02)	50%		(0.07)	(57)%		(0.19)	(0.25)	(24)%
Net cash and other liquid assets	2 731	5 539	(51)%		3 964	(31)%		2 731	5 539	(51)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the Financial statement information section in this report.

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Dividend and capital structure update

Nokia’s Board of Directors plans to propose a dividend of EUR 0.19 per share for 2017. The dividend is Nokia’s principal method of distributing earnings to shareholders, and Nokia targets to deliver an earnings-based growing dividend. Over the long term, Nokia targets to grow the dividend by distributing approximately 40% to 70% of non-IFRS EPS, taking into account Nokia’s cash position and expected cash flow generation.

On October 29, 2015, after Nokia’s Board of Directors conducted a thorough analysis of Nokia’s potential long-term capital structure requirements, Nokia announced a EUR 7 billion program to optimize the efficiency of its capital structure. This program consists of approximately EUR 4 billion in shareholder distributions and approximately EUR 3 billion of de-leveraging.  As of the end of the third quarter 2017, approximately EUR 6.9 billion of our capital structure optimization program had been completed. The remaining amount of approximately EUR 0.1 billion relates to planned share repurchases, and is expected to be completed by the end of 2017. Following the completion of this program, and factoring in our targeted dividend for 2017, Nokia is confident that it will have a strong and efficient capital structure.

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the Financial statement information section in this report.

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CEO STATEMENT

Nokia delivered excellent non-IFRS earnings-per-share in the third quarter of EUR 0.09; strong year-on-year group-level performance, with both gross and operating margins up significantly; and continued momentum in the execution of our strategy. Given this good progress, Nokia’s Board of Directors plans to propose a dividend of 19 euro cents for 2017, up 2 cents from one year ago.

The performance of our patent licensing business was the clear highlight of the quarter. We reached a favorable arbitration outcome with LG and have since reached agreement with them on a license for a longer term than what was set out in the arbitration. With this fast and effective execution against our patent licensing strategy, we have approximately doubled our recurring licensing revenue from EUR 578 million in 2014. I am also particularly pleased that in 2017 the growth in patent licensing has helped to offset the sales decline on the Networks side. We have excellent momentum and considerable opportunity to further develop the business in 2018 and beyond.

We also saw strength in many parts of our Networks business in the quarter. On the sales side, we saw constant currency year-on-year growth in Global Services and IP Routing as well as our Middle East and Africa, and Asia-Pacific regions. Orders were up in many areas, including Applications & Analytics, which logged its fifth consecutive quarter of order growth in Q3, showing the progress we are making in our strategy to build a strong, stand-alone software business.

On the profitability side, the overall Networks gross margin of 38.6% was up compared to one year ago, a remarkable achievement in the context of a market that remains challenging. In addition, Global Services and IP Networks and Applications delivered significant improvements in operating margin compared to Q3 2016, at 8.1% and 10.7%, respectively.

We continued to build momentum in our strategy to expand our customer base beyond communication service providers. Across the adjacent segments that we are targeting, year-to-date orders were up by double-digit percentages and sales were up by 8%, excluding the former Alcatel-Lucent third-party integration business that we are currently winding down.

We also added more than 60 new customers in these adjacent segments so far this year, including China Pacific Insurance Company, the first large enterprise win for our Nuage business in China. With cable operators, we won the first customer — WOW! in the United States — for our new products coming from the acquisition of Gainspeed, which we are also trialing with almost a dozen customers, including some of the industry’s largest players.

These results reflect the power of our disciplined operating model and the advantages of our end-to-end portfolio. In a market where competition remains robust, operational discipline is a must, and it is a core strength of Nokia. Furthermore, as the market transitions to 5G, I believe that the benefits of our portfolio will become even more apparent given that 5G is about much more than Radio. It requires Cloud core, IP routing, transport of many kinds, fixed wireless access, Software-Defined Networking and more — and Nokia is one of the very few companies that is able to meet all those needs.

5

Despite the progress we made in the quarter, we experienced some challenges in our Mobile Networks business and see a continued decline in our primary addressable market in 2018. That decline, which we estimate to be in the range of 2% to 5%, is the result of the multiple technology transitions underway; robust competition in China; and near-term headwinds from potential operator consolidation in a handful of countries.

In terms of the issues we are facing in Mobile Networks, I have noted in previous quarters that the R&D team in this business group has faced an extraordinarily high workload. Given this situation, we have seen some issues with the time taken to converge some products that have, unfortunately, impacted a small number of customers. As a result, Mobile Networks has experienced both revenue pressure and an increase in expected network equipment swap costs.

My team is fully committed to getting these things back on track and we are already seeing meaningful improvements. Field deployments of our new AirScale products were ramping up in all our geographies, including with key North American customers. These products help improve operator competitiveness, not just by addressing cost challenges, but also by setting a new standard for performance and flexibility. We also saw a meaningful increase in customer satisfaction scores.

I would also note that despite some additional investment required in Mobile Networks to maintain product leadership, we are committed to our EUR 1.2 billion cost savings plan in full-year 2018. These savings come at a slightly higher cost than previously expected, and we continue to assess opportunities to deliver further savings in the area of cost-of-goods sold.

Regarding our cash position, I am not satisfied with our performance in the third quarter and we are redoubling our efforts in this area. Maintaining our strong balance sheet is a clear priority.

In short, Q3 was a period in which we faced some challenges, but delivered good performance in many areas as well as momentum in the execution of our strategy.

Rajeev Suri
President and CEO

NOKIA IN Q3 2017 — NON-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 7% year-on-year and decreased 2% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 4% year-on-year and increased 2% sequentially.

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A discussion of our results within Nokia’s Networks business, Nokia Technologies and Group Common and Other is included in the sections “Nokia’s Networks business”, “Nokia Technologies” and “Group Common and Other” below.

Year-on-year changes

EUR million, non-IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(506)	(9)%	(138)	(17)	11	43	(101)	(130	)bps
Nokia Technologies	130	37%	132	7	25	0	164	1 670	bps
Group Common and Other	(46)	(15)%	(10)	11	15	31	49	1 310	bps
Eliminations	2		0	0	0	0	0
Nokia	(419)	(7)%	(16)	3	51	75	112	280	bps

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(148)	(3)%	(85)	(2)	6	8	(72)	(130	)bps
Nokia Technologies	114	31%	121	2	25	12	160	1 840	bps
Group Common and Other	(56)	(18)%	(22)	7	3	17	6	(210	)bps
Eliminations	(2)		0	0	0	0	0
Nokia	(92)	(2)%	15	7	34	37	94	190	bps

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

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Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non- IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	112	15	126	252	4	256

Non-IFRS taxes

Nokia’s regional profit mix in the third quarter 2017 resulted in an unexpectedly low non-IFRS tax rate of 15%.

Non-IFRS financial income and expenses

The net positive fluctuation in financial income and expenses was primarily due to gains from venture fund investments, partially offset by an impairment charge related to the performance of certain private funds investing in intellectual property rights (“IPR”).

Sequential changes

EUR million, non- IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	94	0	(16)	75	(11)	65

Non-IFRS taxes

Nokia’s regional profit mix in the third quarter 2017 resulted in an unexpectedly low non-IFRS tax rate of 15%.

Non-IFRS financial income and expenses

The flat financial income and expenses were primarily due to income related to gains from venture fund investments and foreign exchange fluctuations, fully offset by an impairment charge related to the performance of certain private funds investing in IPR.

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NOKIA IN Q3 2017 — REPORTED

FINANCIAL DISCUSSION

Net sales

Nokia net sales decreased 7% year-on-year and decreased 2% sequentially. On a constant currency basis, Nokia net sales would have decreased 4% year-on-year and would have increased 2% sequentially.

Year-on-year discussion

The year-on-year decrease in net sales in the third quarter 2017 was primarily due to Nokia’s Networks business and Group Common and Other, partially offset by Nokia Technologies and lower non-IFRS exclusions related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Sequential discussion

The sequential decrease in Nokia net sales in the third quarter 2017 was primarily due to Nokia’s Networks business, Group Common and Other and higher non-IFRS exclusions related to product portfolio strategy costs, partially offset by Nokia Technologies.

Operating profit

Year-on-year discussion

In the third quarter 2017, Nokia recorded an operating loss compared to an operating profit in the third quarter 2016. The change was primarily due to a net negative fluctuation in other income and expenses and lower gross profit, partially offset by lower selling, general and administrative (“SG&A”) expenses.

The decrease in gross profit was primarily due to lower gross profit in Nokia’s Networks business, higher non-IFRS exclusions and lower gross profit in Group Common and Other, partially offset by Nokia Technologies.

The decrease in SG&A expenses was primarily due to Nokia Technologies, Group Common and Other and Nokia’s Networks business.

The net negative fluctuation in Nokia’s other income and expenses was primarily related to higher non-IFRS exclusions attributable to higher restructuring and associated charges and an impairment charge, partially offset by Nokia’s Networks business and Group Common and Other.

In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit, and recorded an impairment charge. The impairment charge was excluded from our non-IFRS results and allocated to the carrying amount of

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goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business.

Sequential discussion

In the third quarter 2017, the increase in operating loss was primarily due to a net negative fluctuation in other income and expenses and lower gross profit, partially offset by lower SG&A expenses.

The decrease in gross profit was primarily due to lower gross profit in Nokia’s Networks business, higher non-IFRS exclusions related to product portfolio strategy costs and lower gross profit in Group Common and Other, partially offset by Nokia Technologies.

The decrease in SG&A expenses was primarily due to Nokia Technologies and lower non-IFRS exclusions primarily related to transaction and integration costs.

The net negative fluctuation in Nokia’s other income and expenses was primarily due to higher non-IFRS exclusions attributable to an impairment charge and higher restructuring and associated charges, partially offset by Group Common and Other and Nokia Technologies.

In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit, and recorded an impairment charge. The impairment charge was excluded from our non-IFRS results and allocated to the carrying amount of goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business.

Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the third quarter 2017, the increase in loss attributable to the equity holders of the parent was primarily due to operating loss in the third quarter 2017 compared to an operating profit in the third quarter 2016. This was partially offset by a tax benefit in the third quarter 2017, compared to a tax expense in the third quarter 2016, and, to a lesser extent, a net positive fluctuation in financial income and expenses.

The net positive fluctuation in financial income and expenses was primarily due to gains from venture fund investments, partially offset by an impairment charge related to the performance of certain private funds investing in IPR.

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The change in taxes from an expense in the third quarter 2016 to a benefit in the third quarter 2017 was primarily due to lower taxes resulting from a change in Nokia’s regional profit mix.

Sequential discussion

In the third quarter 2017, the decrease in loss attributable to the equity holders of the parent was primarily due to a tax benefit in the third quarter 2017, compared to a tax expense in the second quarter 2017, and a net positive fluctuation in financial income and expenses. This was partially offset by an increase in operating loss.

The net positive fluctuation in financial income and expenses was primarily due to the absence of non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019, which negatively affected the second quarter 2017, as well as higher gains related to venture fund investments. This was partially offset by an impairment charge related to the performance of certain private funds investing in IPR.

The change in taxes from an expense in the second quarter 2017, to a benefit in the third quarter 2017, was primarily due to the absence of both a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance.

Description of non-IFRS exclusions in Q3 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the Financial statement information section in this report.

EUR million	Q3’17	Q3’16	YoY change	Q2’17	QoQ change
Net sales	(38)	(60)	(37)%	(11)	245%
Gross profit	(181)	(149)	21%	(114)	59%
R&D	(177)	(179)	(1)%	(172)	3%
SG&A	(139)	(145)	(4)%	(151)	(8)%
Other income and expenses	(401)	(29)	1 283%	(182)	120%
Operating (loss)/profit	(898)	(501)	79%	(620)	45%
Financial income and expenses	0	(1)	(100)%	(156)	(100)%
Taxes	192	105	83%	(98)	(296)%
(Loss)/Profit	(706)	(397)	78%	(873)	(19)%
(Loss)/Profit attributable to the shareholders of the parent	(706)	(378)	87%	(873)	(19)%
Non-controlling interests	0	(20)	(100)%	(1)	(100)%

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Non-IFRS exclusions in net sales

In the third quarter 2017, non-IFRS exclusions in net sales amounted to EUR 38 million, and related to product portfolio strategy costs and a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the third quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 898 million, and were primarily due to non-IFRS exclusions that adversely affected gross profit, research and development (“R&D”) expenses, SG&A expenses and other income and expenses as follows:

In the third quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 181 million, and were primarily due to product portfolio strategy costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

In the third quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 177 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio strategy costs related to the acquisition of Alcatel-Lucent.

In the third quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 139 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and integration and transaction related costs.

In the third quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 401 million, and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives, and a EUR 141 million impairment charge.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the third quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 706 million, and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that adversely affected financial income and expenses and taxes as follows:

In the third quarter 2017, non-IFRS exclusions in financial income and expenses amounted to zero.

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In the third quarter 2017, non-IFRS exclusions in taxes amounted to EUR 192 million, and were due to non-IFRS exclusions in operating profit.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the third quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q3’17
Opening balance of restructuring and associated liabilities	750
+ Charges in the quarter	260
- Cash outflows in the quarter	130
= Ending balance of restructuring and associated liabilities	880
of which restructuring provisions	760
of which other associated liabilities	120

Total expected restructuring and associated charges	1 900
- Cumulative recorded	1 260
= Charges remaining to be recorded	640

Total expected restructuring and associated cash outflows	2 250
- Cumulative recorded	830
= Cash outflows remaining to be recorded	1 420

The following table summarizes our full year 2016 results and future expectations related to our cost savings program and network equipment swaps.

		Expected amounts for
In EUR million, approximately rounded to the nearest	Actual	FY 2017 as of the end of		FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
EUR 50 million	2016	Q2’17	Q3’17	Q2’17	Q3’17	Q2’17	Q3’17	Q2’17	Q3’17
Total cost savings	550	250	250	400	400	0	0	1 200	1 200
- operating expenses	350	100	150	350	300	0	0	800	800
- cost of sales	200	150	100	50	100	0	0	400	400
Restructuring and associated charges	750	750	650	200	500	0	0	1 700	1 900
Restructuring and associated cash outflows	400	750	600	550	650	450	600	2 150	2 250
Charges related to network equipment swaps	150	450	550	300	550	0	150	900	1 400
Cash outflows related to network equipment swaps	150	450	600	300	500	0	150	900	1 400

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In full year 2016, the actual total cost savings benefitted from lower incentive accruals, related to the full year 2016 financial performance. Lower incentive accruals drove more than half of the higher than previously expected decrease in total costs in 2016, and this is expected to reverse in 2017, assuming full year 2017 financial performance in-line with our expectations. On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of total cost savings in full year 2018.

The increase in restructuring and associated charges is expected to be approximately EUR 200 million, approximately half of which is related to a non-cash US pension curtailment and the other half related to a number of smaller items, which are expected to have an approximately EUR 100 million cash impact.

The approximately EUR 500 million increase in estimated charges and cash outflows related to network equipment swaps was primarily due to the extended time taken to converge a limited set of products. We are now fully in the deployment phase of our swaps program. In addition to the increase in estimated charges and cash outflows, the program was also extended into 2019.

OUTLOOK

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018(1)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Nokia expects approximately EUR 800 million of the cost savings to come from operating expenses and approximately EUR 400 million from cost of sales.

Restructuring and associated charges are expected to total approximately EUR 1.9 billion. Restructuring and associated cash outflows are expected to total approximately EUR 2.25 billion.
(This is an update to earlier commentary for restructuring and associated charges to total approximately EUR 1.7 billion and restructuring and associated cash outflows to total approximately EUR 2.15 billion.)

	Network equipment swaps	Approximately EUR 1.4 billion in total(1) (update)

The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.
(This is an update to earlier guidance for network equipment swaps to be approximately EUR 900 million total.)

	Non-IFRS financial income and expenses	Expense of approximately EUR 250 million in full year 2017

Primarily includes net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans, as well as the impact of foreign exchange rate fluctuations on certain balance sheet items.
Nokia expects cash outflows related to non-IFRS financial income and expenses to be approximately EUR 200 million in full year 2017.

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	Non-IFRS tax rate	Approximately 20% for full year 2017 (update)

Nokia’s non-IFRS tax rate in full year 2017 is expected to be influenced by factors including regional profit mix.
(This is an update to earlier guidance and commentary for the non-IFRS tax rate to be between 25% to 30% for full year 2017.)
Nokia expects cash outflows related to taxes to be approximately EUR 800 million for full year 2017.

	Capital expenditures	Approximately EUR 600 million in full year 2017 (update)	Primarily attributable to Nokia’s Networks business. (This is an update to earlier guidance for capital expenditures to be approximately EUR 500 million for full year 2017.)

Nokia’s Networks business	Net sales	Decline in line with the primary addressable market in full year 2017

We currently expect market conditions for full year 2017 to be slightly more challenging than earlier anticipated, and we are providing new commentary on our primary addressable market for full year 2018. Guidance for Nokia’s Networks business in 2018 is planned to be provided in conjunction with Nokia’s Report for Q4 and Full Year 2017.

	Operating margin	8-10% in full year 2017

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business are expected to be influenced by factors including:

•                  An approximately 4 to 5 percent decline in the primary addressable market for Nokia’s Networks business in full year 2017, compared to the full year 2016, on a constant currency basis (This is an update to earlier commentary for a 3 to 5 percent decline.);

•                  An approximately 2 to 5 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to the full year 2017, on a constant currency basis (new commentary for our primary addressable market in full year 2018);

•                  Uncertainty related to the timing of completions and acceptances of certain projects, particularly in the second half of 2017 and first half of 2018 (new commentary for the first half of 2018);

•                  Robust competition in China, which is expected to adversely affect the fourth quarter 2017 in particular (new commentary);

•                  Uncertainty related to potential mergers or acquisitions by our customers (new commentary);

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments;

•                  Execution of cost savings and reinvestment plans, with operating expenses down on a year-on-year basis in full year 2017; and

•                  The level of R&D investment needed to maintain product competitiveness and accelerate 5G.

Nokia Technologies	Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for full year 2017.

For patent and brand licensing, Nokia is now disclosing net sales on a quarterly basis, rather than providing an annualized net sales run rate.

In the third quarter 2017, Nokia announced plans to focus on patent, brand and technology licensing and target faster growth in digital health and accelerate growth in that market, while optimizing investments in virtual reality. Due to a reduced focus on digital media, Nokia no longer believes it is appropriate to

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provide an annual outlook for digital health and digital media for the full year 2017 (new commentary).

(This is an update to earlier commentary for total net sales from digital health and digital media to grow year-on-year in full year 2017, primarily influenced by increased consumer adoption of our digital health and digital media products.)

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” section above.

RISKS AND FORWARD-LOOKING STATEMENTS

a It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy,

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sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent, and our ability to implement changes to our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally or after the acquisition of Alcatel-Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, technology licensing and the development and sales of products and services for instance in digital health, as well as other business ventures, which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce

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our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial report was authorized for issue by management on October 25, 2017.

MEDIA AND INVESTOR CONTACTS:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its fourth quarter and annual 2017 results on February 1, 2018.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

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From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

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Interim Report for Q3 2017 and January-September 2017

Strong earnings driven by Nokia Technologies

Financial highlights

•             Non-IFRS net sales in Q3 2017 of EUR 5.5bn (EUR 6.0bn in Q3 2016). Reported net sales in Q3 2017 of EUR 5.5bn (EUR 5.9bn in Q3 2016). 7% year-on-year net sales decrease (4% decrease on a constant currency basis) in Q3 2017, on both a non-IFRS and reported basis.

•             Strong non-IFRS gross margin of 42.7% (40.0% in Q3 2016), and non-IFRS operating margin of 12.1% (9.3% in Q3 2016), driven by Nokia Technologies and resilience in Nokia’s Networks business. Reported gross margin of 39.7% (37.9% in Q3 2016) and reported operating margin of negative 4.2% (positive 0.9% in Q3 2016).

•             Non-IFRS diluted EPS in Q3 2017 of EUR 0.09 (EUR 0.04 in Q3 2016) benefited from a lower than expected non-IFRS tax rate of 15%. Reported diluted EPS in Q3 2017 of negative EUR 0.03 (negative EUR 0.02 in Q3 2016).

•             Given the strong year-on-year group-level performance with both gross and operating margins up significantly and continued momentum in the execution of our strategy, Nokia’s Board of Directors plans to propose a dividend of EUR 0.19 per share for 2017 (EUR 0.17 for 2016).

Nokia’s Networks business

•             9% year-on-year net sales decrease (6% decrease on a constant currency basis) in Q3 2017, primarily due to Ultra Broadband Networks, reflecting challenges related to market conditions and certain projects in Mobile Networks, primarily in North America and Greater China.

•             In Q3 2017, on a constant currency basis, the year-on-year net sales performance in IP Networks and Applications and Global Services improved, when compared to the year-on-year performance in Q2 2017. On a constant currency basis, year-on-year net sales grew by 2% in both Global Services and IP Routing.

•             Solid Q3 2017 gross margin of 38.6% supported by continued operational discipline. Operating margin of 6.9% reflected weak results in Ultra Broadband Networks, which was partially offset by improved year-on-year performance in Global Services and IP Networks and Applications.

Nokia Technologies

•             37% year-on-year net sales increase and 73% year-on-year operating profit increase in Q3 2017, primarily related to a settled arbitration in the third quarter 2017. Approximately EUR 180 million of the net sales were non-recurring in nature and related to catch-up net sales for prior periods. With fast and effective execution against our patent licensing strategy, we have approximately doubled our recurring license revenue from EUR 578 million in 2014.

Third quarter and January-September 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q3’17	Q3’16	YoY change		Q2’17	QoQ change		Q1- Q3’17	Q1- Q3’16	YoY change
Net sales — constant currency (non-IFRS)			(4)%			2%				(4)%
Net sales (non-IFRS)	5 537	5 956	(7)%		5 629	(2)%		16 555	17 241	(4)%
Nokia’s Networks business	4 823	5 329	(9)%		4 971	(3)%		14 696	15 744	(7)%
Ultra Broadband Networks	2 099	2 519	(17)%		2 165	(3)%		6 500	7 171	(9)%
Global Services	1 359	1 389	(2)%		1 448	(6)%		4 168	4 277	(3)%
IP Networks and Applications	1 365	1 421	(4)%		1 358	1%		4 028	4 295	(6)%
Nokia Technologies	483	353	37%		369	31%		1 099	745	48%
Group Common and Other	251	297	(15)%		307	(18)%		812	803	1%
Gross profit (non-IFRS)	2 365	2 381	(1)%		2 350	1%		6 911	6 814	1%
Gross margin % (non-IFRS)	42.7%	40.0%	270	bps	41.7%	100	bps	41.7%	39.5%	220	bps
Operating profit (non-IFRS)	668	556	20%		574	16%		1 583	1 233	28%
Nokia’s Networks business	334	435	(23)%		406	(18)%		1 064	1 085	(2)%
Ultra Broadband Networks	78	278	(72)%		191	(59)%		514	589	(13)%
Global Services	110	39	182%		123	(11)%		289	175	65%
IP Networks and Applications	146	119	23%		91	60%		260	321	(19)%
Nokia Technologies	390	226	73%		230	70%		736	421	75%
Group Common and Other	(56)	(105)	(47)%		(62)	(10)%		(217)	(274)	(21)%
Operating margin % (non-IFRS)	12.1%	9.3%	280	bps	10.2%	190	bps	9.6%	7.2%	240	bps
Financial income and expenses (non-IFRS)	(63)	(78)	(19)%		(63)	0%		(207)	(174)	19%
Taxes (non-IFRS)	(90)	(216)	(58)%		(74)	22%		(211)	(491)	(57)%
Profit (non-IFRS)	516	264	95%		441	17%		1 159	574	102%
Profit attributable to the equity holders of the parent (non-IFRS)	514	258	99%		449	14%		1 160	605	92%
Non-controlling interests (non-IFRS)	2	6	(67)%		(9)			0	(31)	(100)%
EPS, EUR diluted (non-IFRS)	0.09	0.04	125%		0.08	12%		0.20	0.11	82%

October 26, 2017

Third quarter and January-September 2017 reported results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q3’17	Q3’16	YoY change		Q2’17	QoQ change		Q1- Q3’17	Q1- Q3’16	YoY change
Net Sales - constant currency			(4)%			2%				(3)%
Net sales	5 500	5 896	(7)%		5 619	(2)%		16 496	16 984	(3)%
Nokia’s Networks business	4 823	5 329	(9)%		4 971	(3)%		14 696	15 744	(7)%
Ultra Broadband Networks	2 099	2 519	(17)%		2 165	(3)%		6 500	7 171	(9)%
Global Services	1 359	1 389	(2)%		1 448	(6)%		4 168	4 277	(3)%
IP Networks and Applications	1 365	1 421	(4)%		1 358	1%		4 028	4 295	(6)%
Nokia Technologies	483	353	37%		369	31%		1 099	745	48%
Group Common and Other	251	297	(15)%		307	(18)%		812	803	1%
Non-IFRS exclusions	(38)	(60)	(37)%		(11)	245%		(59)	(258)	(77)%
Gross profit	2 185	2 233	(2)%		2 236	(2)%		6 546	5 841	12%
Gross margin %	39.7%	37.9%	180	bps	39.8%	(10	)bps	39.7%	34.4%	530	bps
Operating (loss)/profit	(230)	55			(45)	411%		(403)	(1 417)	(72)%
Nokia’s Networks business	334	435	(23)%		406	(18)%		1 064	1 085	(2)%
Ultra Broadband Networks	78	278	(72)%		191	(59)%		514	589	(13)%
Global Services	110	39	182%		123	(11)%		289	175	65%
IP Networks and Applications	146	119	23%		91	60%		260	321	(19)%
Nokia Technologies	390	226	73%		230	70%		736	421	75%
Group Common and Other	(56)	(105)	(47)%		(62)	(10)%		(217)	(274)	(21)%
Non-IFRS exclusions	(898)	(501)	79%		(620)	45%		(1 986)	(2 650)	(25)%
Operating margin %	(4.2)%	0.9%	(510	)bps	(0.8)%	(340	)bps	(2.4)%	(8.3)%	590	bps
Financial income and expenses	(63)	(80)	(21)%		(218)	(71)%		(427)	(215)	99%
Taxes	102	(111)			(172)			(223)	56
(Loss)/Profit	(190)	(133)	43%		(433)	(56)%		(1 058)	(1 570)	(33)%
(Loss)/Profit attributable to the equity holders of the parent	(192)	(119)	61%		(423)	(55)%		(1 088)	(1 410)	(23)%
Non-controlling interests	2	(14)			(9)			30	(161)
EPS, EUR diluted	(0.03)	(0.02)	50%		(0.07)	(57)%		(0.19)	(0.25)	(24)%
Net cash and other liquid assets	2 731	5 539	(51)%		3 964	(31)%		2 731	5 539	(51)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the Financial statement information section in this report.

Dividend and capital structure update

Nokia’s Board of Directors plans to propose a dividend of EUR 0.19 per share for 2017. The dividend is Nokia’s principal method of distributing earnings to shareholders, and Nokia targets to deliver an earnings-based growing dividend. Over the long term, Nokia targets to grow the dividend by distributing approximately 40% to 70% of non-IFRS EPS, taking into account Nokia’s cash position and expected cash flow generation.

On October 29, 2015, after Nokia’s Board of Directors conducted a thorough analysis of Nokia’s potential long-term capital structure requirements, Nokia announced a EUR 7 billion program to optimize the efficiency of its capital structure. This program consists of approximately EUR 4 billion in shareholder distributions and approximately EUR 3 billion of de-leveraging.  As of the end of the third quarter 2017, approximately EUR 6.9 billion of our capital structure optimization program had been completed. The remaining amount of approximately EUR 0.1 billion relates to planned share repurchases, and is expected to be completed by the end of 2017. Following the completion of this program, and factoring in our targeted dividend for 2017, Nokia is confident that it will have a strong and efficient capital structure.

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the Financial statement information section in this report.

CEO statement

Nokia delivered excellent non-IFRS earnings-per-share in the third quarter of EUR 0.09; strong year-on-year group-level performance, with both gross and operating margins up significantly; and continued momentum in the execution of our strategy. Given this good progress, Nokia’s Board of Directors plans to propose a dividend of 19 euro cents for 2017, up 2 cents from one year ago.

The performance of our patent licensing business was the clear highlight of the quarter. We reached a favorable arbitration outcome with LG and have since reached agreement with them on a license for a longer term than what was set out in the arbitration. With this fast and effective execution against our patent licensing strategy, we have approximately doubled our recurring licensing revenue from EUR 578 million in 2014. I am also particularly pleased that in 2017 the growth in patent licensing has helped to offset the sales decline on the Networks side. We have excellent momentum and considerable opportunity to further develop the business in 2018 and beyond.

We also saw strength in many parts of our Networks business in the quarter. On the sales side, we saw constant currency year-on-year growth in Global Services and IP Routing as well as our Middle East and Africa, and Asia-Pacific regions. Orders were up in many areas, including Applications & Analytics, which logged its fifth consecutive quarter of order growth in Q3, showing the progress we are making in our strategy to build a strong, stand-alone software business.

On the profitability side, the overall Networks gross margin of 38.6% was up compared to one year ago, a remarkable achievement in the context of a market that remains challenging. In addition, Global Services and IP Networks and Applications delivered significant improvements in operating margin compared to Q3 2016, at 8.1% and 10.7%, respectively.

We continued to build momentum in our strategy to expand our customer base beyond communication service providers. Across the adjacent segments that we are targeting, year-to-date orders were up by double-digit percentages and sales were up by 8%, excluding the former Alcatel-Lucent third-party integration business that we are currently winding down.

We also added more than 60 new customers in these adjacent segments so far this year, including China Pacific Insurance Company, the first large enterprise win for our Nuage business in China. With cable operators, we won the first customer — WOW! in the United States — for our new products coming from the acquisition of Gainspeed, which we are also trialing with almost a dozen customers, including some of the industry’s largest players.

These results reflect the power of our disciplined operating model and the advantages of our end-to-end portfolio. In a market where competition remains robust, operational discipline is a must, and it is a core strength of Nokia. Furthermore, as the market transitions to 5G, I believe that the benefits of our portfolio will become even more apparent given that 5G is about much more than Radio. It requires Cloud core, IP routing, transport of many kinds, fixed wireless access, Software-Defined Networking and more — and Nokia is one of the very few companies that is able to meet all those needs.

Despite the progress we made in the quarter, we experienced some challenges in our Mobile Networks business and see a continued decline in our primary addressable market in 2018. That decline, which we estimate to be in the range of 2% to 5%, is the result of the multiple technology transitions underway; robust competition in China; and near-term headwinds from potential operator consolidation in a handful of countries.

In terms of the issues we are facing in Mobile Networks, I have noted in previous quarters that the R&D team in this business group has faced an extraordinarily high workload. Given this situation, we have seen some issues with the time taken to converge some products that have, unfortunately, impacted a small number of customers. As a result, Mobile Networks has experienced both revenue pressure and an increase in expected network equipment swap costs.

My team is fully committed to getting these things back on track and we are already seeing meaningful improvements. Field deployments of our new AirScale products were ramping up in all our geographies, including with key North American customers. These products help improve operator competitiveness, not just by addressing cost challenges, but also by setting a new standard for performance and flexibility. We also saw a meaningful increase in customer satisfaction scores.

I would also note that despite some additional investment required in Mobile Networks to maintain product leadership, we are committed to our EUR 1.2 billion cost savings plan in full-year 2018. These savings come at a slightly higher cost than previously expected, and we continue to assess opportunities to deliver further savings in the area of cost-of-goods sold.

Regarding our cash position, I am not satisfied with our performance in the third quarter and we are redoubling our efforts in this area. Maintaining our strong balance sheet is a clear priority.

In short, Q3 was a period in which we faced some challenges, but delivered good performance in many areas as well as momentum in the execution of our strategy.

Rajeev Suri
President and CEO

Nokia in Q3 2017 — Non-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 7% year-on-year and decreased 2% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 4% year-on-year and increased 2% sequentially.

A discussion of our results within Nokia’s Networks business, Nokia Technologies and Group Common and Other is included in the sections “Nokia’s Networks business”, “Nokia Technologies” and “Group Common and Other” below.

Year-on-year changes

EUR million, non-IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(506)	(9)%	(138)	(17)	11	43	(101)	(130	)bps
Nokia Technologies	130	37%	132	7	25	0	164	1 670	bps
Group Common and Other	(46)	(15)%	(10)	11	15	31	49	1 310	bps
Eliminations	2		0	0	0	0	0
Nokia	(419)	(7)%	(16)	3	51	75	112	280	bps

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(148)	(3)%	(85)	(2)	6	8	(72)	(130	)bps
Nokia Technologies	114	31%	121	2	25	12	160	1 840	bps
Group Common and Other	(56)	(18)%	(22)	7	3	17	6	(210	)bps
Eliminations	(2)		0	0	0	0	0
Nokia	(92)	(2)%	15	7	34	37	94	190	bps

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non-controlling interests	Profit attributable to the equity holders of the parent
Nokia	112	15	126	252	4	256

Non-IFRS taxes

Nokia’s regional profit mix in the third quarter 2017 resulted in an unexpectedly low non-IFRS tax rate of 15%.

Non-IFRS financial income and expenses

The net positive fluctuation in financial income and expenses was primarily due to gains from venture fund investments, partially offset by an impairment charge related to the performance of certain private funds investing in intellectual property rights (“IPR”).

Sequential changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non-controlling interests	Profit attributable to the equity holders of the parent
Nokia	94	0	(16)	75	(11)	65

Non-IFRS taxes

Nokia’s regional profit mix in the third quarter 2017 resulted in an unexpectedly low non-IFRS tax rate of 15%.

Non-IFRS financial income and expenses

The flat financial income and expenses were primarily due to income related to gains from venture fund investments and foreign exchange fluctuations, fully offset by an impairment charge related to the performance of certain private funds investing in IPR.

Nokia in Q3 2017 — Reported

Financial discussion

Net sales

Nokia net sales decreased 7% year-on-year and decreased 2% sequentially. On a constant currency basis, Nokia net sales would have decreased 4% year-on-year and would have increased 2% sequentially.

Year-on-year discussion

The year-on-year decrease in net sales in the third quarter 2017 was primarily due to Nokia’s Networks business and Group Common and Other, partially offset by Nokia Technologies and lower non-IFRS exclusions related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Sequential discussion

The sequential decrease in Nokia net sales in the third quarter 2017 was primarily due to Nokia’s Networks business, Group Common and Other and higher non-IFRS exclusions related to product portfolio strategy costs, partially offset by Nokia Technologies.

Operating profit

Year-on-year discussion

In the third quarter 2017, Nokia recorded an operating loss compared to an operating profit in the third quarter 2016. The change was primarily due to a net negative fluctuation in other income and expenses and lower gross profit, partially offset by lower selling, general and administrative (“SG&A”) expenses.

The decrease in gross profit was primarily due to lower gross profit in Nokia’s Networks business, higher non-IFRS exclusions and lower gross profit in Group Common and Other, partially offset by Nokia Technologies.

The decrease in SG&A expenses was primarily due to Nokia Technologies, Group Common and Other and Nokia’s Networks business.

The net negative fluctuation in Nokia’s other income and expenses was primarily related to higher non-IFRS exclusions attributable to higher restructuring and associated charges and an impairment charge, partially offset by Nokia’s Networks business and Group Common and Other.

In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit, and recorded an impairment charge. The impairment charge was excluded from our non-IFRS results and allocated to the carrying amount of goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business.

Sequential discussion

In the third quarter 2017, the increase in operating loss was primarily due to a net negative fluctuation in other income and expenses and lower gross profit, partially offset by lower SG&A expenses.

The decrease in gross profit was primarily due to lower gross profit in Nokia’s Networks business, higher non-IFRS exclusions related to product portfolio strategy costs and lower gross profit in Group Common and Other, partially offset by Nokia Technologies.

The decrease in SG&A expenses was primarily due to Nokia Technologies and lower non-IFRS exclusions primarily related to transaction and integration costs.

The net negative fluctuation in Nokia’s other income and expenses was primarily due to higher non-IFRS exclusions attributable to an impairment charge and higher restructuring and associated charges, partially offset by Group Common and Other and Nokia Technologies.

In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit, and recorded an impairment charge. The impairment charge was excluded from our non-IFRS results and allocated to the carrying amount of goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business.

Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the third quarter 2017, the increase in loss attributable to the equity holders of the parent was primarily due to operating loss in the third quarter 2017 compared to an operating profit in the third quarter 2016. This was partially offset by a tax benefit in the third quarter 2017, compared to a tax expense in the third quarter 2016, and, to a lesser extent, a net positive fluctuation in financial income and expenses.

The net positive fluctuation in financial income and expenses was primarily due to gains from venture fund investments, partially offset by an impairment charge related to the performance of certain private funds investing in IPR.

The change in taxes from an expense in the third quarter 2016 to a benefit in the third quarter 2017 was primarily due to lower taxes resulting from a change in Nokia’s regional profit mix.

Sequential discussion

In the third quarter 2017, the decrease in loss attributable to the equity holders of the parent was primarily due to a tax benefit in the third quarter 2017, compared to a tax expense in the second quarter 2017, and a net positive fluctuation in financial income and expenses. This was partially offset by an increase in operating loss.

The net positive fluctuation in financial income and expenses was primarily due to the absence of non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019, which negatively affected the second quarter 2017, as well as higher gains related to venture fund investments. This was partially offset by an impairment charge related to the performance of certain private funds investing in IPR.

The change in taxes from an expense in the second quarter 2017, to a benefit in the third quarter 2017, was primarily due to the absence of both a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance.

Description of non-IFRS exclusions in Q3 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the Financial statement information section in this report.

EUR million	Q3’17	Q3’16	YoY change	Q2’17	QoQ change
Net sales	(38)	(60)	(37)%	(11)	245%
Gross profit	(181)	(149)	21%	(114)	59%
R&D	(177)	(179)	(1)%	(172)	3%
SG&A	(139)	(145)	(4)%	(151)	(8)%
Other income and expenses	(401)	(29)	1 283%	(182)	120%
Operating (loss)/profit	(898)	(501)	79%	(620)	45%
Financial income and expenses	0	(1)	(100)%	(156)	(100)%
Taxes	192	105	83%	(98)	(296)%
(Loss)/Profit	(706)	(397)	78%	(873)	(19)%
(Loss)/Profit attributable to the shareholders of the parent	(706)	(378)	87%	(873)	(19)%
Non-controlling interests	0	(20)	(100)%	(1)	(100)%

Non-IFRS exclusions in net sales

In the third quarter 2017, non-IFRS exclusions in net sales amounted to EUR 38 million, and related to product portfolio strategy costs and a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the third quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 898 million, and were primarily due to non-IFRS exclusions that adversely affected gross profit, research and development (“R&D”) expenses, SG&A expenses and other income and expenses as follows:

In the third quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 181 million, and were primarily due to product portfolio strategy costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

In the third quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 177 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio strategy costs related to the acquisition of Alcatel-Lucent.

In the third quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 139 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and integration and transaction related costs.

In the third quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 401 million, and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives, and a EUR 141 million impairment charge.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the third quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 706 million, and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that adversely affected financial income and expenses and taxes as follows:

In the third quarter 2017, non-IFRS exclusions in financial income and expenses amounted to zero.

In the third quarter 2017, non-IFRS exclusions in taxes amounted to EUR 192 million, and were due to non-IFRS exclusions in operating profit.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the third quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q3’17
Opening balance of restructuring and associated liabilities	750
+ Charges in the quarter	260
- Cash outflows in the quarter	130
= Ending balance of restructuring and associated liabilities	880
of which restructuring provisions	760
of which other associated liabilities	120

Total expected restructuring and associated charges	1 900
- Cumulative recorded	1 260
= Charges remaining to be recorded	640

Total expected restructuring and associated cash outflows	2 250
- Cumulative recorded	830
= Cash outflows remaining to be recorded	1 420

The following table summarizes our full year 2016 results and future expectations related to our cost savings program and network equipment swaps.

		Expected amounts for
In EUR million, approximately		FY 2017		FY 2018		FY 2019 and beyond		Total
rounded to the nearest EUR	Actual	as of the end of		as of the end of		as of the end of		as of the end of
50 million	2016	Q2’17	Q3’17	Q2’17	Q3’17	Q2’17	Q3’17	Q2’17	Q3’17
Total cost savings	550	250	250	400	400	0	0	1 200	1 200
- operating expenses	350	100	150	350	300	0	0	800	800
- cost of sales	200	150	100	50	100	0	0	400	400
Restructuring and associated charges	750	750	650	200	500	0	0	1 700	1 900
Restructuring and associated cash outflows	400	750	600	550	650	450	600	2 150	2 250
Charges related to network equipment swaps	150	450	550	300	550	0	150	900	1 400
Cash outflows related to network equipment swaps	150	450	600	300	500	0	150	900	1 400

In full year 2016, the actual total cost savings benefitted from lower incentive accruals, related to the full year 2016 financial performance. Lower incentive accruals drove more than half of the higher than previously expected decrease in total costs in 2016, and this is expected to reverse in 2017, assuming full year 2017 financial performance in-line with our expectations. On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of total cost savings in full year 2018.

The increase in restructuring and associated charges is expected to be approximately EUR 200 million, approximately half of which is related to a non-cash US pension curtailment and the other half related to a number of smaller items, which are expected to have an approximately EUR 100 million cash impact.

The approximately EUR 500 million increase in estimated charges and cash outflows related to network equipment swaps was primarily due to the extended time taken to converge a limited set of products. We are now fully in the deployment phase of our swaps program. In addition to the increase in estimated charges and cash outflows, the program was also extended into 2019.

Outlook

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018(1)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Nokia expects approximately EUR 800 million of the cost savings to come from operating expenses and approximately EUR 400 million from cost of sales.

Restructuring and associated charges are expected to total approximately EUR 1.9 billion. Restructuring and associated cash outflows are expected to total approximately EUR 2.25 billion.

(This is an update to earlier commentary for restructuring and associated charges to total approximately EUR 1.7 billion and restructuring and associated cash outflows to total approximately EUR 2.15 billion.)

	Network equipment swaps	Approximately EUR 1.4 billion in total(1) (update)

The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.

(This is an update to earlier guidance for network equipment swaps to be approximately EUR 900 million total.)

	Non-IFRS financial income and expenses	Expense of approximately EUR 250 million in full year 2017

Primarily includes net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans, as well as the impact of foreign exchange rate fluctuations on certain balance sheet items.

Nokia expects cash outflows related to non-IFRS financial income and expenses to be approximately EUR 200 million in full year 2017.

	Non-IFRS tax rate	Approximately 20% for full year 2017 (update)

Nokia’s non-IFRS tax rate in full year 2017 is expected to be influenced by factors including regional profit mix.

(This is an update to earlier guidance and commentary for the non-IFRS tax rate to be between 25% to 30% for full year 2017.)

Nokia expects cash outflows related to taxes to be approximately EUR 800 million for full year 2017.

	Capital expenditures	Approximately EUR 600 million in full year 2017 (update)	Primarily attributable to Nokia’s Networks business. (This is an update to earlier guidance for capital expenditures to be approximately EUR 500 million for full year 2017.)

Nokia’s Networks business	Net sales	Decline in line with the primary addressable market in full year 2017

We currently expect market conditions for full year 2017 to be slightly more challenging than earlier anticipated, and we are providing new commentary on our primary addressable market for full year 2018. Guidance for Nokia’s Networks business in 2018 is planned to be provided in conjunction with Nokia’s Report for Q4 and Full Year 2017.

	Operating margin	8-10% in full year 2017

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business are expected to be influenced by factors including:

•                  An approximately 4 to 5 percent decline in the primary addressable market for Nokia’s Networks business in full year 2017, compared to the full year 2016, on a constant currency basis (This is an update to earlier commentary for a 3 to 5 percent decline.);

•                  An approximately 2 to 5 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to the full year 2017, on a constant currency basis (new commentary for our primary addressable market in full year 2018);

•                  Uncertainty related to the timing of completions and acceptances of certain projects, particularly in the second half of 2017 and first half of 2018 (new commentary for the first half of 2018);

•                  Robust competition in China, which is expected to adversely affect the fourth quarter 2017 in particular (new commentary);

•                  Uncertainty related to potential mergers or acquisitions by our customers (new commentary);

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments;

•                  Execution of cost savings and reinvestment plans, with operating expenses down on a year-on-year basis in full year 2017; and

•                  The level of R&D investment needed to maintain product competitiveness and accelerate 5G.

Nokia Technologies	Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for full year 2017.

For patent and brand licensing, Nokia is now disclosing net sales on a quarterly basis, rather than providing an annualized net sales run rate.

In the third quarter 2017, Nokia announced plans to focus on patent, brand and technology licensing and target faster growth in digital health and accelerate growth in that market, while optimizing investments in virtual reality. Due to a reduced focus on digital media, Nokia no longer believes it is appropriate to provide an annual outlook for digital health and digital media for the full year 2017 (new commentary).

(This is an update to earlier commentary for total net sales from digital health and digital media to grow year-on-year in full year 2017, primarily influenced by increased consumer adoption of our digital health and digital media products.)

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” section above.

Nokia’s Networks business in Q3 2017

Operational highlights

Ultra Broadband Networks — Mobile Networks

Nokia extended its ultra-broadband portfolio to enhance capacity, speed and latency in heterogeneous networks, to give operators new flexibility as they evolve towards 5G. Among new features, Nokia added to the Nokia AirScale Remote Radio Head portfolio to help operators increase peak performance and cell capacity.

Nokia broadened its focus into multiple areas of 5G mobility use cases, including enhanced mobile broadband and ultra-reliable, ultra-low latency communications.

Nokia and Telefonica signed an agreement to evaluate technologies in order to enable an efficient evolution to 5G that is in line with Telefonica’s business objectives.

Nokia expanded its private wireless network portfolio to support the digital transformation of industries and enterprises, with new small cells, Wi-Fi connectivity, Multi-access Edge Computing and Cloud Packet Core capabilities.

Nokia signed a deal to modernize the nationwide private LTE network of Finnish network operator, Ukkoverkot, supporting industrial and public safety services.

Nokia Bell Labs announced that it is leading a consortium that includes industry vendors, operators, and IT companies to build the Next Generation Platform-as-a-Service for the 5G era.

Ultra Broadband Networks — Fixed Networks

In October 2017, Fixed Networks launched its Intelligent Access Vision, aimed at making access networks faster, better and smarter. This vision includes several product launches.

Faster is about offering the most complete toolkit on the market, including copper, fiber, coax and fixed-wireless access. Launches include extensions to our copper and fiber portfolio, a Wireless PON solution, and the groundbreaking virtualized Distributed Access Architecture solution for cable MSOs.

Nokia’s next generation of its Unified Cable Access solution aims to fundamentally change the way cable operators implement a Distributed Access Architecture (“DAA”), which cable operators are leveraging to increase throughput, reduce costs and accelerate the delivery of new services by moving cable access layer functions that are traditionally placed in the headend and hub sites to the access nodes. The enhanced, virtualized solution gives cable operators the flexibility to deploy both R-PHY (remote physical layer) and R-MACPHY (remote media access control layer and physical layer) devices within the same network and easily switch from one to the other based on their network requirements and strategic direction.

Nokia’s Wireless PON solution is integrating Nokia’s industry leading Passive Optical Network technology with Wireless Gigabit Alliance (“WiGig”) wireless technology. Multi-technology strategies are key to helping operators quickly roll out new ultra-broadband services to more people. Leveraging advancements made in today’s wireless technologies, Nokia is demonstrating how operators can use a wireless drop alternative to effectively deliver fiber-like speeds to customers. Nokia’s Wireless PON helps operators to competitively service target areas, whether in urban, suburban or rural locations, quickly connect new subscribers and easily transition them to higher-value FTTP-based services in the future.

Better is about bringing gigabit to the home and throughout the home. Nokia’s new carrier-grade in-home Wi-Fi aims to bring unmatched gigabit coverage to every corner of the home, getting rid of dead zones and interference. The Nokia Wi-Fi portfolio consists of a new line of Wi-Fi gateways and extenders, and ensures that any service is possible with a superior user experience. With the Nokia Wi-Fi portfolio, communication service providers (“CSP”) will be able to offer a managed whole-home Wi-Fi solution which will reduce customer churn and provide opportunities for new CSP services.

Smarter is about virtualization. Nokia’s new Software-Defined Access Network solution redefines fixed access virtualization with a comprehensive set of cloud-native software, open programmable hardware, scalable deployment practices, automated operations and integration services. Nokia’s cloud-native software platform, Altiplano, offers intuitive business logic to cut across traditional network management silos and auto-align the network. The Nokia Lightspan family delivers programmable access nodes, specifically designed for SDAN use cases, which bring data center practices to the central office and introduce cloud and operational agility to the copper/fiber outside plant. Nokia takes a pragmatic approach to virtualization, working on real life use cases with 30 operators including Chunghwa Telecom Laboratories, du, Etisalat, nbn, and SK Telecom.

Global Services

To help operators plan and optimize their path to 5G, Nokia expanded its 5G Acceleration Service portfolio with operator ‘anyhaul’ end-to-end transport network capability.

To allow public safety agencies to rapidly take advantage of mission-critical broadband LTE, Nokia expanded its ViTrust critical communications portfolio with a set of care services and a device software customization service.

Telia and Telenor selected Nokia to manage their joint mobile radio network in Denmark and help to provide better customer coverage and greater capacity in the country.

Nokia announced an expansion of its IoT network grid, WING, which enables mobile operators to enter new IoT market segments and expand their geographical footprints. Nokia TestHub was also launched to help operators test their solutions and devices extensively across domains and technologies before they are commercially rolled-out.

In early October, Nokia introduced new analytics services which integrate augmented intelligence and the power of Nokia AVA, our cognitive service delivery platform.

IP Networks and Applications — IP/Optical Networks

BT and TELUS both launched new SD-WAN services based on Nuage Networks’ solution. BT Agile Connect and TELUS Network as a Service (NaaS) both reinforce Nuage Networks’ SD-WAN leadership following additional wins with major service providers including China Telecom and Telefonica.

India’s Idea Cellular will provide subscribers in fiber-constrained areas enhanced coverage and capacity based on Nokia’s optical transport technology.

WorldLink and Nokia will build Nepal’s first 100G optical network, upgrading a 650-km-long backbone network to provide super-fast international connectivity between Nepal and other countries including India.

Placer County Water Agency (PCWA) in Northern California will support its hydro-electric power generation and water distribution services with a mission-critical communications network with IP/MPLS and packet microwave technology from Nokia.

California’s Fresno county will strengthen emergency response capabilities and enhance public safety, upgrading its network with Nokia’s microwave packet radio and IP/MPLS technology to provide secure, resilient and reliable data links for first responders and County facilities.

Nokia provided its datacenter interconnect (DCI) for Internet Thailand Public Company Ltd, marking one of the first long-haul DCI solutions in the country.

IP Networks and Applications — Applications & Analytics

Nokia launched a new cloud-based online portal to drive the creation of digital services. The product, known as Nokia Developer Portal, provides secure access to products using Application Programming Interfaces (APIs) to enable third-party developers to build and test the interoperability of solutions with Nokia AirGile cloud-based native core products.

Nokia won 15 new analytics deals this quarter including two for its new Cognitive Analytics for Crowd Insight solution. A North European operator and major shopping mall owner are using it to capture and analyze data on where people come from, how long they stay, and where they are going next.

Nokia won nine new deals with the newly acquired Comptel portfolio.  Our customers are responding well to the unified assurance and fulfilment capabilities and Data Refinery solution that allows them to integrate digital data sources and consolidate multiple domains and systems into a single point of control.

Financial highlights

EUR million	Q3’17	Q3’16	YoY change		Q2’17	QoQ change
Net sales - constant currency			(6)%			1%
Net sales	4 823	5 329	(9)%		4 971	(3)%
Gross profit	1 860	1 998	(7)%		1 945	(4)%
Gross margin %	38.6%	37.5%	110	bps	39.1%	(50	)bps
R&D	(918)	(901)	2%		(916)	0%
SG&A	(646)	(657)	(2)%		(652)	(1)%
Other income and expenses	38	(5)			30
Operating profit	334	435	(23)%		406	(18)%
Operating margin %	6.9%	8.2%	(130	)bps	8.2%	(130	)bps

Net sales by region

EUR million	Q3’17	Q3’16	YoY change	Q2’17	QoQ change
Asia-Pacific	1 003	981	2%	1 026	(2)%
Europe	1 042	1 126	(7)%	1 091	(4)%
Greater China	630	784	(20)%	627	0%
Latin America	304	337	(10)%	298	2%
Middle East & Africa	478	469	2%	431	11%
North America	1 367	1 631	(16)%	1 498	(9)%
Total	4 823	5 329	(9)%	4 971	(3)%

Financial discussion

Net sales and operating profit

Nokia’s Networks business net sales decreased 9% year-on-year and 3% sequentially. On a constant currency basis, Nokia’s Networks business net sales would have decreased 6% year-on-year and increased 1% sequentially. In the third quarter 2017, Nokia’s Networks business continued to be adversely affected by weakness in the communication service provider market.

A discussion of our results within Ultra Broadband Networks, Global Services and IP Networks and Applications is included in the sections “Ultra Broadband Networks”, “Global Services” and “IP Networks and Applications” below.

Year-on-year changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(420)	(17)%	(233)	(6)	11	27	(200)	(730	)bps
Global Services	(30)	(2)%	49	3	13	7	71	530	bps
IP Networks and Applications	(56)	(4)%	45	(13)	(13)	8	27	230	bps
Networks business	(506)	(9)%	(138)	(17)	11	43	(101)	(130	)bps

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

Sequential changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(66)	(3)%	(112)	0	3	(5)	(113)	(510	)bps
Global Services	(89)	(6)%	(25)	1	4	7	(13)	(40	)bps
IP Networks and Applications	7	1%	52	(2)	(2)	5	55	400	bps
Networks business	(148)	(3)%	(85)	(2)	6	8	(72)	(130	)bps

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

Ultra Broadband Networks in Q3 2017

Financial highlights

EUR million	Q3’17	Q3’16	YoY change		Q2’17	QoQ change
Net sales - constant currency			(13)%			1%
Net sales	2 099	2 519	(17)%		2 165	(3)%
Mobile Networks	1 598	1 924	(17)%		1 619	(1)%
Fixed Networks	501	595	(16)%		546	(8)%
Gross profit	928	1 161	(20)%		1 040	(11)%
Gross margin %	44.2%	46.1%	(190	)bps	48.0%	(380	)bps
R&D	(581)	(575)	1%		(581)	0%
SG&A	(290)	(301)	(4)%		(293)	(1)%
Other income and expenses	20	(7)			25
Operating profit	78	278	(72)%		191	(59)%
Operating margin %	3.7%	11.0%	(730	)bps	8.8%	(510	)bps

Net sales by region

EUR million	Q3’17	Q3’16	YoY change	Q2’17	QoQ change
Asia-Pacific	453	437	4%	437	4%
Europe	390	407	(4)%	417	(6)%
Greater China	325	473	(31)%	275	18%
Latin America	90	121	(26)%	101	(11)%
Middle East & Africa	159	171	(7)%	149	7%
North America	681	910	(25)%	786	(13)%
Total	2 099	2 519	(17)%	2 165	(3)%

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 17% year-on-year and 3% sequentially. On a constant currency basis, Ultra Broadband Networks net sales would have decreased 13% year-on-year and increased 1% sequentially. In the third quarter 2017, Ultra Broadband Networks continued to be adversely affected by weakness in the communication service provider market.

Year-on-year discussion

The year-on-year decrease in Ultra Broadband Networks net sales in the third quarter 2017 was due to both Mobile Networks and Fixed Networks.

The decrease in Mobile Networks net sales was primarily due to radio networks, reflecting challenges related to market conditions and certain projects. For radio networks, the decrease was primarily related to North America and Greater China, partially offset by growth in Asia-Pacific.

The net sales performance in Fixed Networks was in comparison to a particularly strong third quarter 2016. The decrease in Fixed Networks net sales was primarily due to broadband access and, to a lesser extent, services, partially offset by slight growth in digital home. For broadband access, the decrease was primarily due to Asia-Pacific, North America and Europe. For services, the decrease was primarily related to North America and Europe, partially offset by Middle East and Africa. For digital home, the slight growth was primarily related to North America, partially offset by Latin America and Asia-Pacific.

Sequential discussion

The sequential decrease in Ultra Broadband Networks net sales in the third quarter 2017 was due to both Fixed Networks and Mobile Networks.

The decrease in Fixed Networks net sales was primarily due to broadband access and services, partially offset by digital home. For broadband access, the decrease was primarily related to Europe. For services, the decrease was primarily related to Greater China and North America. For digital home, the increase was primarily related to North America.

The decrease in Mobile Networks net sales was primarily due to radio networks, partially offset by advanced mobile networks solutions and converged core networks. For radio networks, the decrease was primarily related to North America and, to a lesser extent, Europe, partially offset by growth in Greater China. For advanced mobile networks solutions, the increase was primarily due to North America and Greater China. For converged core networks, the increase was primarily related to Asia-Pacific. On a constant currency basis, net sales in Mobile Networks would have increased on sequential basis.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the third quarter 2017, the decrease in Ultra Broadband Networks operating profit was primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and lower SG&A expenses.

The decrease in Ultra Broadband Networks gross profit was due to both Mobile Networks and Fixed Networks.

The decrease in gross profit in Mobile Networks was primarily due to lower net sales and, to a lesser extent, lower gross margin, both of which were primarily due to North America. The decrease in gross profit in Fixed Networks was primarily due to lower net sales and, to a lesser extent, lower gross margin.

The increase in Ultra Broadband Networks R&D expenses was due to Fixed Networks, partially offset by Mobile Networks. The increase in Fixed Networks R&D expenses was primarily due to investments to drive growth and higher returns in our current addressable market, as well as to expand into adjacent markets, both of which are priorities for Fixed Networks. Related to our current addressable market, Fixed Networks has increased its investments to enhance its portfolio of offerings towards the digital home and software defined access markets. Related to adjacent markets, Fixed Networks has increased its investments towards the cable access market, and is now offering a new cable solution which gives operators the flexibility to choose from a full range of options across both fiber and cable to meet their unique network needs. The decrease in Mobile Networks R&D expenses was primarily due to lower personnel expenses, partially offset by higher expenses related to 5G.

The decrease in Ultra Broadband Networks SG&A expenses was due to both Mobile Networks and Fixed Networks. The decrease in Mobile Networks SG&A expenses was primarily due to lower business support costs and lower consultancy costs. The decrease in Fixed Networks SG&A expenses was primarily due to lower personnel expenses.

The net positive fluctuation in other income and expenses was primarily due to foreign exchange hedging.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

Sequential discussion

On a sequential basis, in the third quarter 2017, the decrease in Ultra Broadband Networks operating profit was primarily due to lower gross profit.

The decrease in Ultra Broadband Networks gross profit was due to both Mobile Networks and Fixed Networks. The decrease in Mobile Networks gross profit was due to a lower gross margin and, to a lesser extent, lower net sales, both of which were primarily due to North America. The decrease in Fixed Networks gross profit was due to lower net sales and, to a lesser extent, a lower gross margin.

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a positive impact on non-IFRS operating expenses and a positive net impact on non-IFRS operating profit in the third quarter 2017.

Global Services in Q3 2017

Financial highlights

EUR million	Q3’17	Q3’16	YoY change		Q2’17	QoQ change
Net sales - constant currency			2%			(2)%
Net sales	1 359	1 389	(2)%		1 448	(6)%
Gross profit	280	231	21%		305	(8)%
Gross margin %	20.6%	16.6%	400	bps	21.1%	(50	)bps
R&D	(20)	(23)	(13)%		(21)	(5)%
SG&A	(155)	(168)	(8)%		(159)	(3)%
Other income and expenses	6	(1)			(1)
Operating profit	110	39	182%		123	(11)%
Operating margin %	8.1%	2.8%	530	bps	8.5%	(40	)bps

Net sales by region

EUR million	Q3’17	Q3’16	YoY change	Q2’17	QoQ change
Asia-Pacific	294	304	(3)%	321	(8)%
Europe	293	323	(9)%	301	(3)%
Greater China	192	196	(2)%	232	(17)%
Latin America	114	105	9%	110	4%
Middle East & Africa	196	199	(2)%	180	9%
North America	269	262	3%	303	(11)%
Total	1 359	1 389	(2)%	1 448	(6)%

Financial discussion

Net sales

Global Services net sales decreased 2% year-on-year and 6% sequentially. In the third quarter 2017, Global Services continued to be adversely affected by weakness in the communication service provider market. Despite this headwind, on a constant currency basis, Global Services net sales would have increased 2% year-on-year, supported by its successful focus on high value professional services. On a constant currency basis, Global Services net sales would have decreased 2% sequentially, consistent with normal seasonal trends.

Year-on-year discussion

The decrease in Global Services net sales was primarily due to systems integration, partially offset by network implementation. For systems integration, the decrease was primarily related to Europe and North America, and was primarily attributable to the winding down of a specific set of legacy Alcatel-Lucent contracts. For network implementation, the increase was primarily related to North America and Latin America, partially offset by Greater China and Middle East & Africa.

Sequential discussion

The decrease in Global Services net sales was primarily due to network implementation, network planning and optimization and managed services. For network implementation, the decrease was related to North America, Greater China and Asia-Pacific. For network planning and optimization, the decrease was primarily related to Asia-Pacific. For managed services, the decrease was primarily related to Asia-Pacific. Sequentially, the performance in both network implementation and network planning and optimization was adversely affected by the timing of certain projects, which benefitted the second quarter 2017.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the third quarter 2017, the increase in Global Services operating profit was primarily due to higher gross profit and lower SG&A expenses.

The increase in Global Services gross profit was primarily due to care and network implementation, partially offset by network planning and optimization.

The decrease in Global Services SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly negative net impact on non-IFRS operating profit in the third quarter 2017.

Sequential discussion

On a sequential basis, in the third quarter 2017, the decrease in Global Services operating profit was primarily due to lower gross profit.

The decrease in Global Services gross profit was primarily due to network implementation, network planning and optimization and managed services, partially offset by care and systems integration. Sequentially, the performance in both network implementation and network planning and optimization was adversely affected by the timing of certain projects, which benefitted the second quarter 2017.

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly negative net impact on non-IFRS operating profit in the third quarter 2017.

IP Networks and Applications in Q3 2017

Financial highlights

EUR million	Q3’17	Q3’16	YoY change		Q2’17	QoQ change
Net sales - constant currency			(1)%			5%
Net sales	1 365	1 421	(4)%		1 358	1%
IP/Optical Networks	1 011	1 048	(4)%		993	2%
IP Routing	682	696	(2)%		654	4%
Optical Networks	329	352	(7)%		339	(3)%
Applications & Analytics	354	373	(5)%		365	(3)%
Gross profit	652	607	7%		600	9%
Gross margin %	47.8%	42.7%	510	bps	44.2%	360	bps
R&D	(316)	(303)	4%		(314)	1%
SG&A	(201)	(188)	7%		(199)	1%
Other income and expenses	11	3			6
Operating profit	146	119	23%		91	60%
Operating margin %	10.7%	8.4%	230	bps	6.7%	400	bps

Net sales by region

EUR million	Q3’17	Q3’16	YoY change	Q2’17	QoQ change
Asia-Pacific	255	241	6%	268	(5)%
Europe	360	395	(9)%	373	(3)%
Greater China	112	115	(3)%	120	(7)%
Latin America	99	112	(12)%	87	14%
Middle East & Africa	122	99	23%	103	18%
North America	417	459	(9)%	408	2%
Total	1 365	1 421	(4)%	1 358	1%

Financial discussion

Net sales

IP Networks and Applications net sales decreased 4% year-on-year and increased 1% sequentially. On a constant currency basis, IP Networks and Applications net sales would have decreased 1% year-on-year and increased 5% sequentially. In the third quarter 2017, IP Networks and Applications continued to be adversely affected by weakness in the communication service provider market.

Year-on-year discussion

The year-on-year decrease in IP Networks and Applications net sales in the third quarter 2017 was due to both IP/Optical Networks and Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to both optical networks and IP routing, primarily due to weakness in the communication service provider market, as well as a product portfolio transition in IP routing. For optical networks, the decrease was primarily related to Europe and North America, partially offset by growth in Middle East and Africa. For IP routing, the decrease was primarily related to Latin America, partially offset by growth in Middle East and Africa. On a constant currency basis, net sales in IP/Optical Networks would have been approximately flat on a year-on-year basis.

The decrease in Applications & Analytics net sales was primarily due to service delivery platforms, business support systems and services business units. The net sales performance in Applications & Analytics was adversely affected by the timing of certain projects in North America and Europe. To drive growth and higher returns, building a standalone software business at scale remains a key priority for Nokia. Thus, Applications & Analytics continued to execute its sales, services and R&D transformation plans in the third quarter 2017, through the following actions: a) increasing its investment in software sales recruitment and training, b) standardizing the majority of its services portfolio, which resulted in reduced delivery costs, greater agility, and faster time to market, and c) aligning on its long-term portfolio road map, which triggered an acceleration in the integration of Comptel, which was acquired in March 2017. On a constant currency basis, net sales in Applications & Analytics would have decreased approximately 2% on a year-on-year basis.

Sequential discussion

The sequential increase in IP Networks and Applications net sales in the third quarter 2017 was primarily due to IP/Optical Networks, partially offset by Applications & Analytics.

The increase in IP/Optical Networks net sales was primarily due to IP routing. For IP routing, the increase was primarily related to Europe. In the third quarter 2017, IP routing net sales grew on a sequential basis primarily due to solid growth in targeted large enterprise vertical markets, which more than offset a decrease in net sales to communication service providers.

The decrease in Applications & Analytics net sales was primarily due to services. On a constant currency basis, net sales in Applications & Analytics would have increased on a sequential basis.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the third quarter 2017, the increase in IP Networks and Applications operating profit was primarily due to higher gross profit, partially offset by higher R&D and SG&A expenses.

The increase in IP Networks and Applications gross profit was due to both IP/Optical Networks and Applications & Analytics. The increase in gross profit in both IP/Optical Networks and Applications & Analytics was primarily due to a higher gross margin, partially offset by lower net sales.

The increase in IP Networks and Applications R&D expenses was primarily due to IP/Optical Networks. The increase in IP/Optical Networks R&D was primarily due to higher investments in our next generation FP4 IP routing platform, in order to drive growth and higher returns in our current addressable market and expand into adjacent markets, including the webscale market and targeted large enterprise vertical markets.

The increase in IP Networks and Applications SG&A expenses was primarily due to Applications & Analytics. The increase in Applications & Analytics was primarily due to the acquisition of Comptel in March 2017, and investments to build an independent, dedicated software sales organization.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and an approximately neutral impact on non-IFRS operating profit in the third quarter 2017.

Sequential discussion

On a sequential basis, in the third quarter 2017, the increase in IP Networks and Applications operating profit was primarily due to higher gross profit.

The increase in IP Networks and Applications gross profit was due to both IP/Optical Networks and Applications & Analytics. The increase in gross profit in IP/Optical Networks was primarily due to a higher gross margin and, to a lesser extent, higher net sales. The increase in gross profit in Applications & Analytics was primarily due to a higher gross margin, partially offset by lower net sales.

On a sequential basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, a positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the third quarter 2017.

Nokia Technologies in Q3 2017

Operational highlights

Licensing

Nokia announced that the International Court of Arbitration of the International Chamber of Commerce issued a favorable award to Nokia related to its binding arbitration with LG Electronics. Following the arbitration award, Nokia and LG Electronics have since reached an agreement on a license for a longer-term than what was set out in the arbitration. This outcome demonstrates, once again, the strength of Nokia’s intellectual property portfolio. The details of the arbitration award and license agreement are confidential, although Nokia will follow its existing practice for disclosing licensing revenue in its quarterly earnings announcements.

HMD Global, exclusive licensee of the Nokia brand for phones and tablets, launched the Nokia 8, HMD’s first flagship smartphone.

Digital Media and Digital Health

On October 10, 2017, Nokia announced plans to focus on patent, brand and technology licensing and target faster growth in digital health. In digital media, the slower-than-expected development of the VR market means that Nokia Technologies plans to reduce investments while maintaining commitments to existing customers.

Financial highlights

EUR million	Q3’17	Q3’16	YoY change		Q2’17	QoQ change
Net sales - constant currency			37%			32%
Net sales	483	353	37%		369	31%
Gross profit	473	341	39%		352	34%
Gross margin %	97.9%	96.6%	130	bps	95.4%	250	bps
R&D	(58)	(65)	(11)%		(60)	(3)%
SG&A	(25)	(50)	(50)%		(50)	(50)%
Other income and expenses	0	0			(12)
Operating profit	390	226	73%		230	70%
Operating margin %	80.7%	64.0%	1 670	bps	62.3%	1 840	bps

Financial discussion

During the third quarter 2017, the International Court of Arbitration of the International Chamber of Commerce issued its award for the binding arbitration between Nokia and LG Electronics. The companies had previously agreed that this would settle the royalty payment obligations for the royalty-bearing smartphone patent license from Nokia Technologies announced in June 2015. Following the arbitration award, Nokia and LG Electronics have since reached an agreement on a license for a longer-term than what was set out in the arbitration. In the third quarter 2017, the settled arbitration resulted in the recognition of non-recurring net sales, an increase in recurring net sales and a reimbursement to SG&A expenses. The non-recurring catch-up net sales were approximately EUR 180 million and related to prior periods. In the third quarter 2016 and second quarter 2017, non-recurring net sales totaled approximately EUR 100 million and approximately EUR 70 million, respectively.

During the second quarter 2017, Nokia Technologies entered into a patent licensing and business collaboration agreement with Xiaomi. Related to this agreement, Nokia Technologies expects to begin recognizing licensing income in the fourth quarter 2017.

Net sales

In the third quarter 2017, Nokia Technologies net sales increased 37% year-on-year and 31% sequentially. On a constant currency basis, Nokia Technologies net sales would have increased 37% year-on-year and 32% sequentially. Of the EUR 483 million of net sales in the third quarter 2017, EUR 474 million related to patent and brand licensing and EUR 9 million related to digital health and digital media.

Year-on-year discussion

The year-on-year increase in Nokia Technologies net sales in the third quarter 2017 was primarily related to non-recurring and recurring net sales resulting from a settled arbitration in the third quarter 2017 and, to a lesser extent, higher net sales related to a license agreement in the second quarter 2017 and our brand partnership with HMD. This was partially offset by the absence of non-recurring net sales related to an expanded license agreement in the third quarter 2016 and, to a lesser extent, lower licensing income from certain existing licensees. Nokia Technologies net sales in the third quarter 2017 included approximately EUR 180 million of non-recurring catch-up net sales, of which approximately EUR 30 million related to the first half of 2017 and approximately EUR 150 million related to prior years. In the third quarter 2016, non-recurring net sales were approximately EUR 100 million.

Sequential discussion

The sequential increase in Nokia Technologies net sales in the third quarter 2017 was primarily related to non-recurring and recurring net sales resulting from a settled arbitration in the third quarter 2017, partially offset by the absence of non-recurring net sales related to a new license agreement in the second quarter 2017 and, to a lesser extent, divested IPR. Nokia Technologies net sales in the third quarter 2017 included approximately EUR 180 million of non-recurring catch-up net sales, of which approximately EUR 30 million related to the first half of 2017 and approximately EUR 150 million related to prior years. In the second quarter 2017, non-recurring net sales were approximately EUR 70 million.

Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies operating profit was primarily due to higher gross profit and, to a lesser extent, lower SG&A expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The decrease in Nokia Technologies SG&A expenses was primarily due to a reimbursement related to the settled arbitration, which benefitted the third quarter 2017, as well as lower licensing-related litigation costs.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and an approximately neutral net impact on non-IFRS operating profit in the third quarter 2017.

Sequential discussion

The sequential increase in Nokia Technologies operating profit was primarily due to higher gross profit and, to a lesser extent, lower SG&A expenses and a net positive fluctuation in other income and expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The decrease in Nokia Technologies SG&A expenses was primarily due to a reimbursement related to the settled arbitration, which benefitted the third quarter 2017, as well as lower licensing-related litigation costs.

The net positive fluctuation in Nokia Technologies other income and expenses was primarily due to the absence of a net negative fluctuation related to foreign exchange hedging, which adversely affected the second quarter 2017.

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and an approximately neutral net impact on non-IFRS operating profit in the third quarter 2017.

Group Common and Other in Q3 2017

Financial highlights

EUR million	Q3’17	Q3’16	YoY change		Q2’17	QoQ change
Net sales - constant currency			(16)%			(17)%
Net sales	251	297	(15)%		307	(18)%
Gross profit	32	42	(24)%		54	(41)%
Gross margin %	12.7%	14.1%	(140	)bps	17.6%	(490	)bps
R&D	(59)	(70)	(16)%		(66)	(11)%
SG&A	(50)	(65)	(23)%		(53)	(6)%
Other income and expenses	20	(11)			3
Operating loss	(56)	(105)	(47)%		(62)	(10)%
Operating margin %	(22.3)%	(35.4)%	1 310	bps	(20.2)%	(210	)bps

Financial discussion

Net sales

Group Common and Other net sales decreased 15% year-on-year and 18% sequentially. On a constant currency basis, Group Common and Other net sales would have decreased 16% year-on-year and 17% sequentially.

Year-on-year discussion

The year-on-year decrease in Group Common and Other net sales in the third quarter 2017 was primarily due to Alcatel Submarine Networks and Radio Frequency Systems.

Sequential discussion

The sequential decrease in Group Common and Other net sales in the third quarter 2017 was primarily due to Alcatel Submarine Networks and Radio Frequency Systems.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the third quarter 2017, the decrease in Group Common and Other operating loss was primarily due to a net positive fluctuation in other income and expenses and lower SG&A and R&D expenses, partially offset by lower gross profit.

The decrease in Group Common and Other gross profit was primarily due to Radio Frequency Systems.

The decrease in R&D expenses was primarily due to lower personnel expenses.

The decrease in SG&A expenses was primarily due to lower share based incentives.

The net positive fluctuation in other income and expenses was primarily due to the unwinding of a reinsurance contract, partially offset by losses in Nokia’s venture fund investments and higher doubtful account allowances.

Sequential discussion

On a sequential basis, in the third quarter 2017, the decrease in Group Common and Other operating loss was primarily due to a net positive fluctuation in other income and expenses and lower R&D expenses, partially offset by lower gross profit.

The decrease in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks and Radio Frequency Systems.

The decrease in R&D expenses was primarily due to lower personnel expenses.

The net positive fluctuation in other income and expenses was primarily due to the unwinding of a reinsurance contract, partially offset by losses in Nokia’s venture fund investments and higher doubtful account allowances.

Cash and cash flow in Q3 2017

Nokia change in net cash and other liquid assets (EUR billion)

* Cash outflows related to income taxes were approximately EUR 230 million, of which approximately EUR 180 million was non-recurring in nature and related to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales.

EUR million, at end of period	Q3’17	Q3’16	YoY change	Q2’17	QoQ change
Total cash and other liquid assets(1)	6 577	9 392	(30)%	7 917	(17)%
Net cash and other liquid assets(1)	2 731	5 539	(51)%	3 964	(31)%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 14, “Notes to the consolidated statement of cash flows”, in the Financial statement information section in this report.

In the third quarter 2017, Nokia’s total cash and other liquid assets decreased by EUR 1 340 million and Nokia’s net cash and other liquid assets decreased by EUR 1 233 million.

Foreign exchange rates had an approximately EUR 20 million positive impact on net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the third quarter 2017, Nokia’s net cash from operating activities was negative EUR 744 million:

•                  Nokia’s adjusted net profit before changes in net working capital was EUR 542 million in the third quarter 2017.

•                  Total cash outflows related to net working capital were approximately EUR 1.05 billion.

•                  Nokia had approximately EUR 130 million of restructuring and associated cash outflows in the third quarter 2017. Excluding this, net working capital generated a decrease in net cash of approximately EUR 920 million primarily due to an increase in receivables and an increase in inventories, partially offset by an increase in short-term liabilities.

•                  The cash outflows related to the increase in receivables were approximately EUR 880 million, primarily due to a temporary reduction in the sale of receivables, the recognition of net sales related to a settled arbitration, higher accrued receivables and higher overdue receivables.

•                  The cash outflows related to the increase in inventories were approximately EUR 140 million, primarily due to our decision to ensure sufficient flexibility to deliver higher levels of equipment sales and network equipment swaps, which did not materialize as expected.

•                  The cash inflows related to the increase in short-term liabilities were approximately EUR 100 million.

•                  In addition, Nokia’s cash outflows related to income taxes were approximately EUR 230 million, of which approximately EUR 180 million was non-recurring in nature and related to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales. Also, cash outflows related to net interest were approximately EUR 10 million.

In the third quarter 2017, Nokia’s net cash outflows from investing activities primarily related to capital expenditures of approximately EUR 160 million. This was partially offset by a net cash inflow of approximately EUR 40 million related to the sale of certain assets.

In the third quarter 2017, Nokia’s net cash outflows from financing activities primarily related to share repurchases of approximately EUR 240 million and a withholding tax of approximately EUR 130 million, which related to the payment of ordinary dividend in the second quarter 2017.

Nokia’s year to date performance

Financial highlights(1)

EUR million (except EPS in EUR)	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales - constant currency			(3)%
Net sales	16 496	16 984	(3)%
Nokia’s Networks business	14 696	15 744	(7)%
Ultra Broadband Networks	6 500	7 171	(9)%
Global Services	4 168	4 277	(3)%
IP Networks and Applications	4 028	4 295	(6)%
Nokia Technologies	1 099	745	48%
Group Common and Other	812	803	1%
Non-IFRS exclusions	(59)	(258)	(77)%
Gross profit	6 546	5 841	12%
Gross margin %	39.7%	34.4%	530	bps
Operating (loss)/profit	(403)	(1 417)	(72)%
Nokia’s Networks business	1 064	1 085	(2)%
Ultra Broadband Networks	514	589	(13)%
Global Services	289	175	65%
IP Networks and Applications	260	321	(19)%
Nokia Technologies	736	421	75%
Group Common and Other	(217)	(274)	(21)%
Non-IFRS exclusions	(1 986)	(2 650)	(25)%
Operating margin %	(2.4)%	(8.3)%	590	bps
Financial income and expenses	(427)	(215)	99%
Taxes	(223)	56
(Loss)/profit	(1 058)	(1 570)	(33)%
(Loss)/Profit attributable to the shareholders of the parent	(1 088)	(1 410)	(23)%
Non-controlling interests	30	(161)
EPS, EUR diluted	(0.19)	(0.25)	(24)%

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

In the first nine months of 2017, Nokia net sales decreased 3% year-on-year, on both a reported and constant currency basis.

The year-on-year decrease in Nokia net sales in the first nine months of 2017 was primarily due to Nokia’s Networks business, partially offset by Nokia Technologies and lower non-IFRS exclusions related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of acquisition.

Operating profit

In the first nine months of 2017, the decrease in operating loss was primarily due to a higher gross profit and, to a lesser extent, a net positive fluctuation in other income and expenses and lower SG&A and R&D expenses.

The increase in gross profit was primarily due to lower non-IFRS exclusions related to valuation of inventory and deferred revenue and higher gross profit in Nokia Technologies, partially offset by Nokia’s Networks business.

The decrease in R&D expenses was primarily due to Nokia’s Networks business and Group Common and Other, partially offset by higher non-IFRS exclusions related to amortization of intangible assets and product portfolio strategy costs.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration related costs and, to a lesser extent, Nokia’s Networks business and Group Common and Other, partially offset by Nokia Technologies.

The net positive fluctuation in Nokia’s other income and expenses was primarily related to lower restructuring and associated charges and net positive fluctuations in Nokia’s Networks business and Group Common and Other, partially offset by an impairment charge.

In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit, and recorded an impairment charge. The impairment charge was excluded from our Non-IFRS results and allocated to the carrying amount of goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business.

(Loss)/profit attributable to the shareholders of the parent

In the first nine months of 2017, the decrease in loss attributable to the shareholders of the parent was primarily due to a lower operating loss, partially offset by an income tax expense, compared to an income tax benefit in the year-ago period and a net negative fluctuation in financial income and expenses.

The net negative fluctuation in financial income and expenses in the first nine months of 2017 was primarily due to non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019 and losses from foreign exchange fluctuations. This was partially offset by the absence of non-IFRS exclusions related to the early redemption of Alcatel-Lucent high yield bonds, which adversely affected the year-ago period.

The income tax expense, compared to an income tax benefit in the year-ago period, was primarily due to a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models, a non-recurring change to uncertain tax positions and a lower tax benefit as a result of lower non-IFRS exclusions in operating profit. This was partially offset by lower income taxes due to Nokia’s regional profit mix in the first nine months of 2017. In the second quarter 2017, Nokia recorded a EUR 206 million tax expense related to an uncertain tax position in Germany. The matter relates to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales (see note 12, “Income Taxes” of our Annual Report for 2016).

Descriptions of non-IFRS exclusions in the first nine months of 2017

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation, Continuing Operations (unaudited)”, in the Financial statement information section in this financial report.

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales	(59)	(258)	(77)%
Gross profit	(366)	(974)	(62)%
R&D	(534)	(498)	7%
SG&A	(428)	(523)	(18)%
Other income and expenses	(658)	(656)	0%
Operating (loss)/profit	(1 986)	(2 650)	(25)%
Financial income and expenses	(220)	(41)	437%
Taxes	(12)	547	(102)%
(Loss)/profit	(2 218)	(2 144)	3%
(Loss)/profit attributable to the shareholders of the parent	(2 248)	(2 014)	12%
Non-controlling interests	30	(130)

Non-IFRS exclusions in net sales

In the first nine months of 2017, non-IFRS exclusions in net sales amounted to EUR 59 million, and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition, as well as product portfolio strategy costs.

Non-IFRS exclusions in operating profit

In the first nine months of 2017, non-IFRS exclusions in operating profit amounted to EUR 1 986 million, and were attributable to non-IFRS exclusions that adversely affected gross profit, R&D expenses, SG&A expenses and other income and expenses as follows:

In the first nine months of 2017, non-IFRS exclusions in gross profit amounted to EUR 366 million, and primarily related to the product portfolio strategy costs and, to a lesser extent, non-IFRS exclusions in net sales and transaction and integration related costs.

In the first nine months of 2017, non-IFRS exclusions in R&D expenses amounted to EUR 534 million, and primarily related to the amortization of intangible assets and, to a lesser extent, product portfolio strategy costs.

In the first nine months of 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 428 million, and primarily related to the amortization of intangible assets and transaction and integration related costs.

In the first nine months of 2017, non-IFRS exclusions in other income and expenses amounted to an expense of EUR 658 million, and primarily related to EUR 499 million of restructuring and associated charges and a EUR 141 million impairment charge.

Non-IFRS exclusions in profit attributable to the shareholders of the parent

In the first nine months of 2017, non-IFRS exclusions in profit attributable to the shareholders of the parent amounted to EUR 2 248 million, and was primarily related to the non-IFRS exclusions in operating profit. In addition, non-IFRS exclusions affected financial income and expenses and income taxes as follows:

In the first nine months of 2017, non-IFRS exclusions in financial income and expenses amounted to an expense of EUR 220 million, and related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019.

In the first nine months of 2017, non-IFRS exclusions in income taxes amounted to an expense of EUR 12 million, and related primarily to a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models, a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance, partially offset by a tax benefit related to non-IFRS exclusions in operating profit.

Nokia’s Networks business

Financial highlights(1)

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales - constant currency			(6)%
Net sales	14 696	15 744	(7)%
Gross profit	5 739	5 970	(4)%
Gross margin %	39.1%	37.9%	120	bps
R&D	(2 777)	(2 826)	(2)%
SG&A	(1 965)	(1 990)	(1)%
Other income and expenses	67	(68)
Operating profit	1 064	1 085	(2)%
Operating margin %	7.2%	6.9%	30	bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Asia-Pacific	3 075	3 052	1%
Europe	3 109	3 536	(12)%
Greater China	1 812	2 027	(11)%
Latin America	829	1 032	(20)%
Middle East & Africa	1 311	1 275	3%
North America	4 559	4 822	(5)%
Total	14 696	15 744	(7)%

Financial discussion

Net sales by segment

In the first nine months of 2017, Nokia’s Networks business net sales decreased 7% year-on-year. On a constant currency basis, Nokia’s Networks business net sales would have decreased 6% year-on-year. In the first nine months of 2017, Nokia’s Networks business continued to be adversely affected by weakness in the communication service provider market.

The year-on-year decrease in Nokia’s Networks business net sales in the first nine months of 2017 was primarily due to both Ultra Broadband Networks and, to a lesser extent, IP Networks and Applications and Global Services.

Operating profit

On a year-on-year basis, in the first nine months of 2017, the decrease in Nokia’s Networks business operating profit was primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and, to a lesser extent, lower R&D and SG&A expenses. On a year-on-year basis, the first nine months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The lower gross profit was primarily due to Ultra Broadband Networks and, to a lesser extent, IP Networks and Applications, partially offset by higher gross profit in Global Services.

The lower R&D expenses were primarily due to Ultra Broadband Networks, partially offset by IP Networks and Applications.

The lower SG&A expenses were primarily due to Global Services and Ultra Broadband Networks, partially offset by IP Networks and Applications.

The net positive fluctuation in Nokia’s Networks business other income and expenses was primarily due to a net positive fluctuation related to foreign exchange hedging and lower doubtful account allowances.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, an approximately neutral impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the first nine months of 2017.

Ultra Broadband Networks

Financial highlights(1)

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales - constant currency			(9)%
Net sales	6 500	7 171	(9)%
Mobile Networks	4 951	5 328	(7)%
Fixed Networks	1 549	1 843	(16)%
Gross profit	3 100	3 317	(7)%
Gross margin %	47.7%	46.3%	140	bps
R&D	(1 745)	(1 801)	(3)%
SG&A	(883)	(904)	(2)%
Other income and expenses	43	(24)
Operating profit	514	589	(13)%
Operating margin %	7.9%	8.2%	(30	)bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Asia-Pacific	1 347	1 400	(4)%
Europe	1 165	1 312	(11)%
Greater China	841	1 101	(24)%
Latin America	256	364	(30)%
Middle East & Africa	433	419	3%
North America	2 457	2 576	(5)%
Total	6 500	7 171	(9)%

Financial discussion

Net sales

In the first nine months of 2017, Ultra Broadband Networks net sales decreased 9% year-on-year, on both a reported and constant currency basis. In the first nine months of 2017, Ultra Broadband Networks continued to be adversely affected by weakness in the communication service provider market.

The year-on-year decrease in Ultra Broadband Networks net sales in the first nine months of 2017 was due to both Mobile Networks and Fixed Networks.

In the first nine months of 2017 Mobile Networks net sales were adversely affected by challenging market conditions. The decrease in Mobile Networks net sales was primarily due to radio networks and, to a lesser extent, converged core networks, partially offset by growth in advanced mobile networks solutions. From a growth perspective, small cells continued to deliver strong performance on a year-on-year basis. For radio networks, the decrease was primarily related to Greater China, Europe, North America and, to a lesser extent, Latin America, partially offset by growth in Asia-Pacific. For converged core networks, the decrease was primarily related to North America and Latin America, partially offset by growth in Asia-Pacific. For advanced mobile networks solutions, the increase was primarily related to North America and Greater China, partially offset by a decrease in Europe.

The net sales performance in Fixed Networks was in comparison to a particularly strong first nine months of 2016. The decrease in Fixed Networks net sales was primarily due to broadband access and, to a lesser extent, services and digital home. The year-on-year decrease was primarily related to two specific customers, one which completed a large project in Asia-Pacific in the fourth quarter 2016 and another customer which reduced its level of spending in Latin America. For broadband access, the decrease was primarily related to Asia-Pacific and, to a lesser extent, North America and Latin America, partially offset by Europe. For services, the decrease was primarily related to Europe and North America, partially offset by growth in Middle East and Africa and Greater China. For digital home, the decrease was primarily related to Latin America and Asia-Pacific, partially offset by growth in North America and Greater China.

Operating profit

On a year-on-year basis, in the first nine months of 2017, the decrease in Ultra Broadband Networks operating profit was primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and lower R&D and SG&A expenses. On a year-on-year basis, the first nine months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The decrease in Ultra Broadband Networks gross profit was due to both Fixed Network and Mobile Networks. The lower gross profit in Fixed Networks was primarily due to lower net sales. The lower gross profit in Mobile Networks was primarily due to lower net sales, partially offset by a higher gross margin reflecting progress related to Nokia’s cost savings program.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks, partially offset by Fixed Networks. The lower R&D expenses in Mobile Networks was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program, partially offset by higher expenses related to 5G. The higher R&D expenses in Fixed Networks was primarily related to investments to drive growth and higher returns in our current addressable market, as well as to expand into adjacent markets, both of which are priorities for Fixed Networks. Related to our current addressable market, Fixed Networks has increased its investments to enhance its portfolio of offerings towards the digital home and software defined access markets. Related to adjacent markets, Fixed Networks has increased its investments towards the cable access market, and is now offering a new cable solution which gives operators the flexibility to choose from a full range of options across both fiber and cable to meet their unique network needs.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The lower SG&A expenses in Mobile Networks was primarily due to lower business support costs and lower consultancy costs.

The net positive fluctuation in Ultra Broadband Networks other income and expenses was primarily related to foreign exchange hedging.

On a year-on-year basis, foreign exchange fluctuations had an approximately neutral impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a significantly positive net impact on non-IFRS operating profit in the first nine months of 2017.

Global Services

Financial highlights(1)

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales - constant currency			(2)%
Net sales	4 168	4 277	(3)%
Gross profit	828	781	6%
Gross margin %	19.9%	18.3%	160	bps
R&D	(64)	(72)	(11)%
SG&A	(478)	(511)	(6)%
Other income and expenses	3	(23)
Operating profit	289	175	65%
Operating margin %	6.9%	4.1%	280	bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Asia-Pacific	942	945	0%
Europe	865	983	(12)%
Greater China	632	607	4%
Latin America	311	306	2%
Middle East & Africa	551	568	(3)%
North America	868	869	0%
Total	4 168	4 277	(3)%

Financial discussion

Net sales

In the first nine months of 2017, Global Services net sales decreased 3% year-on-year. On a constant currency basis, Global Services net sales would have decreased 2% year-on-year. In the first nine months of 2017, Global Services continued to be adversely affected by weakness in the communication service provider market.

The year-on-year decrease in Global Services net sales in the first nine months of 2017 was primarily due to systems integration, care, network planning and optimization and managed services, partially offset by network implementation. For systems integration, the decrease was primarily related to Europe and, to a lesser extent, Asia-Pacific and Greater China. The year-on-year decrease in systems integration was attributable to the winding down of a specific set of legacy Alcatel-Lucent contracts. For care, the decrease was primarily related to North America, Europe and Asia-Pacific, partially offset by growth in Greater China. For network planning and optimization, the decrease was primarily related to North America. For network implementation, the increase was primarily related to North America, Asia-Pacific and Latin America, partially offset by Middle East and Africa and Europe.

Operating profit

On a year-on-year basis, in the first nine months of 2017, the increase in Global Services operating profit was primarily due to higher gross profit, lower SG&A expenses and a net positive fluctuation in other income and expenses. On a year-on-year basis, the first nine months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The increase in Global Services gross profit was primarily due to systems integration and network implementation, partially offset by network planning and optimization.

The decrease in Global Services SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The net positive fluctuation in Global Services other income and expenses was primarily related to foreign exchange hedging and lower doubtful accounts allowances.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, an approximately neutral impact on non-IFRS operating expenses and a slightly negative net impact on non-IFRS operating profit in the first nine months of 2017.

IP Networks and Applications

Financial highlights(1)

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales - constant currency			(6)%
Net sales	4 028	4 295	(6)%
IP/Optical Networks	2 949	3 230	(9)%
IP Routing	1 957	2 125	(8)%
Optical Networks	992	1 104	(10)%
Applications & Analytics	1 079	1 065	1%
Gross profit	1 812	1 872	(3)%
Gross margin %	45.0%	43.6%	140	bps
R&D	(969)	(953)	2%
SG&A	(604)	(576)	5%
Other income and expenses	21	(22)
Operating profit	260	321	(19)%
Operating margin %	6.5%	7.5%	(100	)bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Asia-Pacific	786	707	11%
Europe	1 078	1 241	(13)%
Greater China	340	319	7%
Latin America	262	362	(28)%
Middle East & Africa	327	288	14%
North America	1 235	1 377	(10)%
Total	4 028	4 295	(6)%

Financial discussion

Net sales

In the first nine months of 2017, IP Networks and Applications net sales decreased 6% year-on-year, on both a reported and constant currency basis. In the first nine months of 2017, IP Networks and Applications continued to be adversely affected by weakness in the communication service provider market.

The year-on-year decrease in IP Networks and Applications net sales in the first nine months of 2017 was primarily due to IP/Optical Networks, partially offset by Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to both IP routing and optical networks, primarily due to weakness in the communication service provider market, as well as a product portfolio transition in IP routing. For IP routing, the decrease was primarily related to North America, Europe and Latin America, partially offset by growth in Greater China and Middle East and Africa. In addition, IP routing net sales were adversely affected by lower resale of third party IP routers. For optical networks, the decrease was primarily related to Europe, Latin America and North America, partially offset by Asia-Pacific and Middle East and Africa.

The increase in Applications & Analytics net sales was primarily due to growth in services, network management and emerging businesses, partially offset by service delivery platforms and operational support systems. The year-on-year performance of Applications & Analytics benefitted from the acquisition of Comptel. To drive growth and higher returns, building a standalone software business at scale remains a key priority for Nokia. Thus, Applications & Analytics continued to execute its sales, services and R&D transformation plans in the first nine months of 2017, through the following actions: a) establishing a fully operational stand-alone sales force, b) increasing its investment in software sales recruitment and training, c) standardizing the majority of its services portfolio, which resulted in reduced delivery costs, greater agility, and faster time to market, and d) aligning on its long-term portfolio road map, which triggered an acceleration in the integration of Comptel, which was acquired in March 2017.

Operating profit

On a year-on-year basis, in first nine months of 2017, the decrease in IP Networks and Applications operating profit was primarily due to lower gross profit and higher SG&A and R&D expenses, partially offset by a net positive fluctuation in other income and expenses. On a year-on-year basis, the first nine months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The decrease in IP Networks and Applications gross profit was primarily due to IP/Optical Networks, partially offset by Applications & Analytics. The lower gross profit in IP/Optical Networks was primarily due to lower net sales, partially offset by a higher gross margin. The higher gross profit in Applications & Analytics was due to a higher gross margin and higher net sales.

The increase in IP Networks and Applications R&D expenses was primarily due to IP/Optical Networks. The increase in IP/Optical Networks R&D was primarily due to higher investments in our next generation FP4 IP routing platform, in order to drive growth and higher returns in our current addressable market and expand into adjacent markets, including the webscale market and targeted large enterprise vertical markets.

The increase in IP Networks and Applications SG&A expenses was primarily due to Applications & Analytics. The increase in Applications & Analytics was primarily due to the acquisition of Comptel in March 2017, and investments to build an independent, dedicated software sales organization.

The net positive fluctuation in IP Networks and Applications other income and expenses was primarily due to lower doubtful accounts allowances and a settlement with a component supplier.

On a year-on-year basis, foreign exchange fluctuations had an approximately neutral impact on non-IFRS gross profit, a slightly negative impact on non-IFRS operating expenses and an approximately neutral net impact on non-IFRS operating profit in the first nine months of 2017.

Nokia Technologies

Financial highlights(1)

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales - constant currency			48%
Net sales	1 099	745	48%
Gross profit	1 059	724	46%
Gross margin %	96.4%	97.2%	(80	)bps
R&D	(178)	(180)	(1)%
SG&A	(133)	(120)	11%
Other income and expenses	(12)	(3)	300%
Operating profit	736	421	75%
Operating margin %	67.0%	56.5%	1 050	bps

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

In the first nine months of 2017, Nokia Technologies net sales increased 48% year-on-year, on both a reported and constant currency basis. Of the EUR 1 099 million of net sales in the first nine months of 2017, EUR 1 062 million related to patent and brand licensing and EUR 37 million related to digital health and digital media.

The year-on-year increase in Nokia Technologies net sales in the first nine months of 2017 was primarily due to non-recurring net sales of approximately EUR 150 million and an increase in recurring net sales resulting from a settled arbitration in the third quarter 2017, higher net sales related to a license agreement in the second quarter 2017, our brand partnership with HMD and, to a lesser extent, divested IPR, non-recurring net sales of approximately EUR 20 million related to a new license agreement in the first quarter 2017 and the acquisition of Withings in the second quarter 2016. This was partially offset by lower licensing income from certain existing licensees. In the first nine months of 2017, Nokia Technologies net sales included approximately EUR 170 million of non-recurring catch-up net sales related to prior years.

Operating profit

The year-on-year increase in Nokia Technologies operating profit for the first nine months of 2017 was primarily due to higher gross profit, partially offset by higher SG&A expenses.

The higher gross profit in Nokia Technologies was primarily due to higher net sales.

The increase in Nokia Technologies SG&A expenses was primarily due to the ramp-up of digital health and increased licensing-related litigation costs, partially offset by a reimbursement related to the settled arbitration. The higher SG&A expenses in digital health was primarily due to the acquisition of Withings in the second quarter 2016.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, an approximately neutral impact on non-IFRS operating expenses and a slightly negative net impact on non-IFRS operating profit in the first nine months of 2017.

Group Common and Other

Financial highlights(1)

EUR million	Q1-Q3’17	Q1-Q3’16	YoY change
Net sales - constant currency			(2)%
Net sales	812	803	1%
Gross profit	113	121	(7)%
Gross margin %	13.9%	15.1%	(120	)bps
R&D	(201)	(213)	(6)%
SG&A	(158)	(174)	(9)%
Other income and expenses	29	(7)
Operating loss	(217)	(274)	(21)%
Operating margin %	(26.7)%	(34.1)%	740	bps

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

In the first nine months of 2017, Group Common and Other net sales increased 1% year-on-year. On a constant currency basis, Group Common and Other net sales would have decreased 2% year-on-year.

The year-on-year increase in Group Common and Other net sales in the first nine months of 2017 was primarily due to Radio Frequency Systems, partially offset by Alcatel Submarine Networks.

Operating profit

On a year-on-year basis, in the first nine months of 2017, the decrease in Group Common and Other operating loss was primarily due a net positive fluctuation in other income and expenses and lower SG&A and R&D expenses.

The decrease in R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The decrease in SG&A expenses was primarily due to lower personnel expenses, including lower share based incentives.

The net positive fluctuation in other income and expenses was primarily due to the unwinding of a reinsurance contract, partially offset by losses in Nokia’s venture fund investments and higher doubtful account allowances.

Cash and cash flow

Nokia change in net cash and other liquid assets

* Cash outflows related to income taxes were approximately EUR 560 million, of which approximately EUR 290 million was non-recurring in nature and related to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales and the integration of the former Alcatel-Lucent and Nokia operating models.

** Cash outflows related to net interest were approximately EUR 340 million, of which approximately EUR 220 million was non-recurring in nature, and related to Nokia’s tender offer to purchase certain bonds.

EUR million, at end of period	Q3’17	Q4’16	YTD change
Total cash and other liquid assets(1)	6 577	9 327	(29)%
Net cash and other liquid assets(1)	2 731	5 299	(48)%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 14, “Notes to the consolidated statement of cash flows”, in the Financial statement information section in this report.

In the first nine months of 2017, Nokia’s total cash and other liquid assets decreased by EUR 2 750 million and Nokia’s net cash and other liquid assets decreased by EUR 2 568 million. In the first nine months, Nokia issued approximately EUR 2.1 billion of new bonds, and purchased, through a tender offer, approximately EUR 1.9 billion of certain bonds.

Foreign exchange rates had an approximately EUR 30 million positive impact on net cash.

Compared to the end of 2016, net cash and other liquid assets were affected by the following factors:

In the first nine months of 2017, Nokia’s net cash from operating activities was negative EUR 178 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 1 292 million in the first nine months of 2017.

•             Total cash outflows related to net working capital of approximately EUR 580 million.

•                  Nokia had approximately EUR 410 million of restructuring and associated cash outflows in the first nine months of 2017. Excluding this, net working capital generated a decrease in net cash of approximately EUR 160 million, primarily due to an increase in inventories and an increase in receivables, partially offset by an increase in short-term liabilities.

•                  The cash outflows related to the increase in inventories were approximately EUR 670 million, primarily due to our decision to ensure sufficient flexibility to deliver higher levels of equipment sales and network equipment swaps, which did not materialize as expected.

•                  The cash outflows related to the increase in receivables were approximately EUR 490 million, primarily due to the recognition of net sales related to a settled arbitration, a reduction in the sale of receivables, higher accrued receivables and higher overdue receivables.

•                  The cash inflows related to the increase in short-term liabilities were approximately EUR 1.0 billion, and were primarily due to an up-front cash payment of approximately EUR 1.7 billion, part of which was recognized in the second quarter 2017 results. This was partially offset by the payment of incentives related to Nokia’s business performance in 2016 and a decrease in accounts payable.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 560 million, of which approximately EUR 290 million was non-recurring in nature and related to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales and the integration of the former Alcatel-Lucent and Nokia operating models. Also, cash outflows related to net interest were approximately EUR 340 million, of which approximately EUR 220 million was non-recurring in nature, and related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt.

In the first nine months of 2017, Nokia’s net cash outflows from investing activities primarily related to acquisition of businesses of approximately EUR 400 million, primarily due to the acquisition of Comptel, and capital expenditures of approximately EUR 450 million. This was partially offset by a net cash inflow of approximately EUR 120 million related to the sale of certain assets.

In the first nine months of 2017, Nokia’s net cash outflows from financing activities primarily related to the payment of ordinary dividend amounting to approximately EUR 970 million, share repurchases of approximately EUR 660 million and, to a lesser extent, the purchase of Comptel securities of approximately EUR 40 million.

Shares

The total number of Nokia shares on September 30, 2017, equaled 5 839 381 803. On September 30, 2017, Nokia and its subsidiary companies owned 233 671 455 Nokia shares, representing approximately 4.0% of the total number of Nokia shares and voting rights.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q3’17	Q3’16	Q2’17	Q1-Q3’17	Q1-Q3’16	Q3’17	Q3’16	Q2’17	Q1-Q3’17	Q1-Q3’16
Net sales (notes 2, 3, 4) (1)	5 500	5 896	5 619	16 496	16 984	5 537	5 956	5 629	16 555	17 241
Cost of sales (1)	(3 315)	(3 663)	(3 383)	(9 950)	(11 143)	(3 172)	(3 575)	(3 279)	(9 643)	(10 427)
Gross profit (notes 2, 3) (1)	2 185	2 233	2 236	6 546	5 841	2 365	2 381	2 350	6 911	6 814
Research and development expenses (1)	(1 212)	(1 216)	(1 214)	(3 690)	(3 716)	(1 034)	(1 037)	(1 041)	(3 156)	(3 219)
Selling, general and administrative expenses (1)	(860)	(916)	(906)	(2 685)	(2 808)	(721)	(772)	(755)	(2 257)	(2 285)
Other income and expenses (1)	(343)	(45)	(162)	(573)	(734)	58	(17)	21	84	(78)
Operating (loss)/profit (notes 2, 3)	(230)	55	(45)	(403)	(1 417)	668	556	574	1 583	1 233
Share of results of associated companies and joint ventures (note 12)	1	3	3	(5)	6	1	3	3	(5)	6
Financial income and expenses (note 9)	(63)	(80)	(218)	(427)	(215)	(63)	(78)	(63)	(207)	(174)
(Loss)/profit before tax (note 2)	(292)	(22)	(261)	(835)	(1 626)	605	480	514	1 370	1 065
Income tax (expense)/benefit	102	(111)	(172)	(223)	56	(90)	(216)	(74)	(211)	(491)
(Loss)/profit from continuing operations (note 2)	(190)	(133)	(433)	(1 058)	(1 570)	516	264	441	1 159	574
(Loss)/profit attributable to equity holders of the parent	(192)	(119)	(423)	(1 088)	(1 410)	514	258	449	1 160	605
Non-controlling interests	2	(14)	(9)	30	(161)	2	6	(9)	0	(31)
Profit/(Loss) from discontinued operations	9	(6)	(14)	(19)	11	0	0	0	0	0
Profit/(Loss) attributable to equity holders of the parent	9	(6)	(14)	(19)	11	0	0	0	0	0
Non-controlling interests	0	0	0	0	0	0	0	0	0	0
(Loss)/profit for the period	(181)	(139)	(447)	(1 078)	(1 559)	516	264	441	1 159	574
(Loss)/profit attributable to equity holders of the parent	(183)	(125)	(437)	(1 108)	(1 399)	514	258	449	1 160	605
Non-controlling interests	2	(14)	(9)	30	(161)	2	6	(9)	0	(31)
Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	(0.03)	(0.02)	(0.07)	(0.19)	(0.25)	0.09	0.04	0.08	0.20	0.11
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.03)	(0.02)	(0.08)	(0.20)	(0.24)	0.09	0.04	0.08	0.20	0.11
Diluted earnings per share
Continuing operations	(0.03)	(0.02)	(0.07)	(0.19)	(0.25)	0.09	0.04	0.08	0.20	0.11
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.03)	(0.02)	(0.08)	(0.20)	(0.25)	0.09	0.04	0.08	0.20	0.11
Average number of shares (‘000 shares)
Basic	5 636 547	5 773 119	5 670 332	5 671 764	5 723 206	5 636 547	5 773 119	5 670 332	5 671 764	5 723 206
Diluted	5 636 547	5 773 119	5 670 332	5 671 764	5 734 888	5 652 491	5 791 792	5 687 058	5 687 867	5 749 763
From continuing operations:
Depreciation and amortization (notes 2, 3)	(400)	(375)	(407)	(1 211)	(1 191)	(142)	(135)	(146)	(429)	(432)

(1) In Q1’17, Nokia adopted a more activity-based allocation method which resulted in changes to allocation and presentation principles of certain costs. In addition, it changed the presentation of certain hedging gains and losses. Prior year comparatives have been recasted to reflect these changes. Refer to Note 1, “Basis of preparation”.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported
EUR million	Q3’17	Q3’16	Q2’17	Q1-Q3’17	Q1-Q3’16
Loss for the period	(181)	(139)	(447)	(1 078)	(1 559)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	178	278	70	475	(95)
Income tax related to items that will not be reclassified to profit or loss	(67)	(107)	(7)	(180)	(7)
Items that may be reclassified subsequently to profit or loss:
Translation differences	(489)	(94)	(991)	(1 626)	(460)
Net investment hedges	124	19	260	400	38
Cash flow hedges	9	(3)	83	82	(19)
Available-for-sale investments (note 9)	(46)	18	(29)	(69)	(91)
Other increase/(decrease), net	1	0	1	7	(1)
Income tax related to items that may be reclassified subsequently to profit or loss	(22)	(5)	(65)	(91)	0

Other comprehensive (loss)/income, net of tax	(312)	106	(678)	(1 002)	(635)

Total comprehensive loss	(493)	(33)	(1 125)	(2 080)	(2 194)

Attributable to:
Equity holders of the parent	(492)	(19)	(1 073)	(2 059)	(1 974)
Non-controlling interests	0	(14)	(52)	(20)	(220)
	(493)	(33)	(1 125)	(2 080)	(2 194)

Attributable to equity holders of the parent:
Continuing operations	(502)	(13)	(1 059)	(2 040)	(1 985)
Discontinued operations	10	(6)	(14)	(19)	11
	(492)	(19)	(1 073)	(2 059)	(1 974)

Attributable to non-controlling interests:
Continuing operations	0	(14)	(52)	(20)	(220)
Discontinued operations	0	0	0	0	0
	0	(14)	(52)	(20)	(220)

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	September 30, 2017	September 30, 2016	December 31, 2016
ASSETS
Goodwill	5 302	5 466	5 724
Other intangible assets	4 289	5 282	5 236
Property, plant and equipment	1 824	1 899	1 981
Investments in associated companies and joint ventures	112	101	116
Available-for-sale investments (note 9)	848	1 064	1 040
Deferred tax assets (note 8)	5 457	5 057	5 701
Other non-current financial assets (note 9)	267	225	254
Defined benefit pension assets (note 7)	3 892	3 653	3 802
Other non-current assets	319	327	327
Non-current assets	22 309	23 075	24 182
Inventories	3 028	2 668	2 506
Accounts receivable, net of allowances for doubtful accounts (note 9)	6 833	6 435	6 972
Prepaid expenses and accrued income	1 426	1 305	1 296
Social security, VAT and other indirect taxes	558	564	560
Divestment related receivables	81	90	90
Other	786	651	645
Current income tax assets	315	327	279
Other financial assets (note 9)	307	195	296
Investments at fair value through profit and loss, liquid assets (note 9)	0	481	327
Available-for-sale investments, liquid assets (note 9)	1 182	2 023	1 502
Cash and cash equivalents (note 9)	5 394	6 887	7 497
Current assets	18 485	20 322	20 674
Assets held for sale	40	70	44
Total assets	40 833	43 467	44 901

	September 30, 2017	September 30, 2016	December 31, 2016
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	439	427	439
Treasury shares	(1 369)	(696)	(881)
Translation differences	(773)	(96)	483
Fair value and other reserves	783	0	488
Reserve for invested non-restricted equity	15 616	15 765	15 731
Retained earnings	1 646	2 950	3 588
Capital and reserves attributable to equity holders of the parent	16 588	18 595	20 094
Non-controlling interests	74	867	881
Total equity	16 662	19 462	20 975
Long-term interest-bearing liabilities (notes 9, 13)	3 501	3 518	3 657
Deferred tax liabilities (note 8)	498	408	403
Defined benefit pension and post-retirement liabilities (note 7)	4 536	5 440	5 000
Deferred revenue and other long-term liabilities	3 156	1 431	1 453
Advance payments and deferred revenue	2 349	1 118	1 171
Other (note 9)	807	312	282
Provisions (note 10)	845	644	808
Non-current liabilities	12 535	11 440	11 321
Short-term interest-bearing liabilities (notes 9, 13)	344	335	371
Other financial liabilities (note 9)	226	213	236
Current income tax liabilities	515	505	634
Accounts payable (note 9)	3 541	3 386	3 781
Accrued expenses, deferred revenue and other liabilities	5 983	6 644	6 412
Advance payments and deferred revenue	3 182	3 163	3 178
Salaries, wages and social charges	1 419	1 396	1 576
Other	1 382	2 085	1 659
Provisions (note 10)	1 027	1 480	1 172
Current liabilities	11 636	12 564	12 605
Total shareholders’ equity and liabilities	40 833	43 467	44 901

Interest-bearing liabilities, EUR million	3 845	3 853	4 027
Shareholders’ equity per share, EUR	2.96	3.22	3.51
Number of shares (1 000 shares, excluding treasury shares)	5 605 710	5 772 135	5 720 503

September 30, 2016 consolidated statement of financial position has been adjusted to reflect the impact of significant updates to the Alcatel-Lucent purchase price allocation that were determined during 2016 but subsequent to the second quarter 2016.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q3’17	Q3’16	Q2’17	Q1-Q3’17	Q1-Q3’16
Cash flow from operating activities
Loss for the period	(181)	(139)	(447)	(1 078)	(1 559)
Adjustments, total (note 14)	723	705	906	2 370	2 106
Change in net working capital (note 14)	(1 045)	(219)	1 013	(576)	(1 985)
Cash (used in)/from operations	(503)	347	1 472	716	(1 438)
Interest received	7	16	16	41	71
Interest paid	(21)	(61)	(208)	(377)	(278)
Income taxes, net paid	(227)	(67)	(241)	(558)	(319)
Net cash (used in)/from operating activities	(744)	235	1 039	(178)	(1 964)
Cash flow from investing activities
Acquisition of businesses, net of cash acquired	(3)	(121)	(310)	(392)	5 855
Purchase of current available-for-sale investments, liquid assets	(530)	(1 419)	(853)	(2 154)	(3 312)
Purchase of non-current available-for-sale investments	(28)	(16)	(17)	(64)	(52)
Purchase of shares in associated companies	0	0	0	(10)	0
(Payment of)/proceeds from other long-term loans receivable	(8)	(1)	(2)	(10)	18
Proceeds from/(payment of) short-term loans receivable	0	46	(1)	(1)	(4)
Capital expenditures	(156)	(166)	(142)	(448)	(353)
Proceeds from disposal of businesses, net of disposed cash	(15)	28	(1)	(16)	6
Proceeds from disposal of shares in associated companies	0	0	0	0	10
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	609	1 190	1 064	2 448	3 788
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	0	250	324	324	255
Proceeds from sale of non-current available-for-sale investments	79	15	43	161	127
Proceeds from sale of property, plant and equipment and intangible assets	8	10	25	36	13
Dividends received	0	1	0	0	1
Net cash (used in)/from investing activities	(44)	(183)	130	(126)	6 352
Cash flow from financing activities
Proceeds from stock option exercises	1	1	0	1	5
Purchase of treasury shares	(244)	0	(176)	(657)	0
Purchase of equity instruments of subsidiaries	(8)	(73)	(30)	(38)	(212)
Proceeds from long-term borrowings	0	0	883	2 124	0
Repayment of long-term borrowings	(25)	(34)	(1 260)	(2 044)	(2 559)
(Payment of)/proceeds from short-term borrowings	(23)	21	86	(4)	(132)
Dividends paid and other contributions to shareholders	(127)	(1 515)	(843)	(970)	(1 515)
Net cash used in financing activities	(426)	(1 600)	(1 340)	(1 588)	(4 413)
Foreign exchange adjustment	(39)	(14)	(169)	(211)	(83)
Net decrease in cash and cash equivalents	(1 253)	(1 562)	(340)	(2 103)	(108)
Cash and cash equivalents at beginning of period	6 647	8 449	6 987	7 497	6 995
Cash and cash equivalents at end of period	5 394	6 887	6 647	5 394	6 887

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 502	21	10 523
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(105)	0	0	(105)	(2)	(107)
Translation differences	0	0	0	(403)	0	0	0	(403)	(57)	(460)
Net investment hedges, net of tax	0	0	0	30	0	0	0	30	0	30
Cash flow hedges, net of tax	0	0	0	0	(15)	0	0	(15)	0	(15)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(87)	0	0	(87)	0	(87)
Other increase/decrease, net	0	0	0	0	6	0	(1)	4	0	4
Loss for the period	0	0	0	0	0	0	(1 399)	(1 399)	(161)	(1 559)
Total comprehensive loss	0	0	0	(373)	(202)	0	(1 400)	(1 975)	(220)	(2 194)
Share-based payment	0	90	0	0	0	0	0	90	0	90
Excess tax benefit on share-based payment	0	(2)	0	0	0	0	0	(2)	0	(2)
Settlement of performance and restricted shares	0	(12)	22	0	0	(16)	0	(6)	0	(6)
Stock options exercise	0	3	0	0	0	2	0	5	0	5
Dividends	0	0	0	0	0	0	(1 501)	(1 501)	(14)	(1 515)
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 704	13 320
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	(15)	(2)	359	(466)	(124)	(625)	(749)
Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond - equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	47	22	(15)	(2)	11 945	(1 929)	10 068	1 065	11 133
September 30, 2016	246	427	(696)	(96)	0	15 765	2 950	18 595	867	19 462

January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	291	0	0	291	0	291
Translation differences	0	0	0	(1 576)	0	0	0	(1 576)	(50)	(1 626)
Net investment hedges, net of tax	0	0	0	320	0	0	0	320	0	320
Cash flow hedges, net of tax	0	0	0	0	65	0	0	65	0	65
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(63)	0	0	(63)	0	(63)
Other increase/decrease, net	0	0	0	0	3	0	10	12	0	12
Loss for the period	0	0	0	0	0	0	(1 108)	(1 108)	30	(1 078)
Total comprehensive loss	0	0	0	(1 256)	295	0	(1 098)	(2 059)	(20)	(2 080)
Share-based payment	0	59	0	0	0	0	0	59	0	59
Excess tax benefit on share-based payment	0	0	0	0	0	0	0	0	0	0
Settlement of performance and restricted shares	0	(61)	154	0	0	(115)	0	(22)	0	(22)
Acquisition of treasury shares	0	0	(642)	0	0	0	0	(642)	0	(642)
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(963)	(963)	(7)	(970)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	17	17
Acquisition of non-controlling interests	0	0	0	0	0	0	117	117	(788)	(671)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(9)	(9)
Other movements	0	1	0	0	0	0	3	4	0	4
Total of other equity movements	0	0	(488)	0	0	(115)	(843)	(1 446)	(787)	(2 233)
September 30, 2017	246	439	(1 369)	(773)	783	15 616	1 646	16 588	74	16 662

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). This condensed financial statement information should be read in conjunction with the financial statements for 2016, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2016, except as described below in relation to the revised allocation methodology and changes to presentation of certain hedging gains and losses.

This financial report was authorized for issue by management on October 25, 2017.

Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons.

In the third quarter 2017, Nokia recorded a charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit, and recorded an impairment charge. The impairment charge was allocated to the carrying amount of goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business.

Nokia has reviewed the allocation of expenses across functions and segments, and as of the first quarter 2017, a more activity-based allocation method has been adopted which resulted in changes in presentation of certain expenses by both function and segment. In addition, related to the acquisition of Alcatel-Lucent, Nokia’s foreign exchange hedging activities were reviewed in order to develop harmonized hedging practices. As of the first quarter 2017, all gains and losses from hedging operative forecasted net foreign exchange exposures are recorded in other income and expenses, regardless of whether hedge accounting is applied or not. Previously, these hedging gains and losses were recorded primarily as an adjustment to net sales if cash flow hedge accounting was applied. Impact of these adjustments are not considered to be material.

On July 3, 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) commenced operations of the new joint venture Nokia Shanghai Bell (“NSB”). As part of the NSB definitive agreements, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia recorded the present value of the expected future cash settlement as a financial liability of EUR 632 million within other long-term liabilities and derecognised its non-controlling interest balance of EUR 772 million related to NSB with the difference recorded within retained earnings. The recognition of the present value discount on the financial liability will increase  interest expense and any changes in the estimated future cash settlement will be recorded within financial income and expense.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

On January 1, 2017, Nokia adopted amendments to IAS 7, Statement of Cash Flows and IAS 12, Income Taxes. The amendments to IAS 7 are part of the IASB’s Disclosure Initiative and help users of financial statements better understand changes in an entity’s debt arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments to IAS 12 relate to potential restrictions of tax laws to sources of taxable profits against which an entity may make deductions on the reversal of deductible temporary difference as well as provide additional guidance on how an entity should determine future taxable profits. The amendments did not have a material impact on Nokia’s consolidated financial statements.

Standards issued but not yet effective

The following new standards issued by the IASB are expected to be relevant to Nokia’s operations and financial position when adopted.

IFRS 9 Financial instruments

IFRS 9, Financial Instruments, was issued in July 2014 and it replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets and liabilities, introduces a new impairment model and a new hedge accounting model. Nokia will adopt the standard on the effective date of January 1, 2018. At adoption Nokia plans not to restate comparative periods, but will present the cumulative effect of adopting IFRS 9 as a transition adjustment to the opening balance of equity on January 1, 2018.

Nokia’s investments in venture funds that are currently classified as non-current available-for-sale investments will be classified at fair value through profit or loss. Upon initial application the accumulated fair value adjustment, currently recorded to other comprehensive income, will be presented as an adjustment to opening balance of equity. Based on review procedures to date this is expected to be the most significant transition adjustment for Nokia as no significant impacts have been identified in the assessment of the new impairment and hedge accounting models. Nokia continues to assess all potential impacts of IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods and services to a customer. Nokia will adopt the standard on the effective date of January 1, 2018. The new standard replaces IAS 18, Revenue, and IAS 11, Construction contracts. Nokia plans to adopt the standard by applying the modified retrospective method with the cumulative effect of adopting IFRS 15 presented as an adjustment to the opening balance of equity on January 1, 2018.

Based on review procedures on existing contracts completed to date, Nokia has not identified a material impact, with total impact to retained earnings amounting to less than one percent. We are currently assessing certain license transfer contracts where revenue may be recorded earlier at a point in time instead of over time. Due to the complexity of some of our license subscription contracts, the actual revenue recognition treatment required under the new standard will be dependent on contract-specific terms. Also, revenue related to certain software contracts is likely to change from over time under the current standard to point in time. Nokia continues to assess all potential impacts of the new standard, including assessments for contracts entered into during the rest of this year.

Currency exposures, approximately (unaudited)

	Q3’17		Q3’16		Q2’17
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~25%	~20%	~30%
USD	~45%	~45%	~50%	~45%	~50%	~40%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~15%	~15%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q3’17 balance sheet rate 1 EUR = 1.18 USD

End of Q3’16 balance sheet rate 1 EUR = 1.12 USD

End of Q2’17 balance sheet rate 1 EUR = 1.14 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION, (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the Acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported
EUR million	Q3’17	Q3’17	Q3’17	Q3’16	Q3’16	Q3’16	Q1-Q3’17	Q1-Q3’17	Q1-Q3’17	Q1-Q3’16	Q1-Q3’16	Q1-Q3’16
Net sales	5 537	(38)	5 500	5 956	(60)	5 896	16 555	(59)	16 496	17 241	(258)	16 984
Cost of sales	(3 172)	(143)	(3 315)	(3 575)	(88)	(3 663)	(9 643)	(307)	(9 950)	(10 427)	(716)	(11 143)
Gross profit	2 365	(181)	2 185	2 381	(149)	2 233	6 911	(366)	6 546	6 814	(974)	5 841
% of net sales	42.7%		39.7%	40.0%		37.9%	41.7%		39.7%	39.5%		34.4%
Research and development expenses	(1 034)	(177)	(1 212)	(1 037)	(179)	(1 216)	(3 156)	(534)	(3 690)	(3 219)	(498)	(3 716)
% of net sales	19%		22%	17%		21%	19%		22%	19%		22%
Selling, general and administrative expenses	(721)	(139)	(860)	(772)	(145)	(916)	(2 257)	(428)	(2 685)	(2 285)	(523)	(2 808)
% of net sales	13%		16%	13%		16%	14%		16%	13%		17%
Other income and expenses	58	(401)	(343)	(17)	(29)	(45)	84	(658)	(573)	(78)	(656)	(734)
Operating profit/(loss)	668	(898)	(230)	556	(501)	55	1 583	(1 986)	(403)	1 233	(2 650)	(1 417)
% of net sales	12.1%		(4.2)%	9.3%		0.9%	9.6%		(2.4)%	7.2%		(8.3)%
Share of results of associated companies and joint ventures	1	0	1	3	0	3	(5)	0	(5)	6	0	6
Financial income and expenses	(63)	0	(63)	(78)	(1)	(80)	(207)	(220)	(427)	(174)	(41)	(215)
Profit/(loss) before tax	605	(898)	(292)	480	(502)	(22)	1 370	(2 206)	(835)	1 065	(2 691)	(1 626)
Income tax (expense)/benefit	(90)	192	102	(216)	105	(111)	(211)	(12)	(223)	(491)	547	56
Profit/(loss) from continuing operations	516	(706)	(190)	264	(397)	(133)	1 159	(2 218)	(1 058)	574	(2 144)	(1 570)
Equity holders of the parent	514	(706)	(192)	258	(378)	(119)	1 160	(2 248)	(1 088)	605	(2 014)	(1 410)
Non-controlling interests	2	0	2	6	(20)	(14)	0	30	30	(31)	(130)	(161)
Depreciation and amortization	(142)	(258)	(400)	(135)	(240)	(375)	(429)	(782)	(1 211)	(432)	(759)	(1 191)
EBITDA	810	(640)	171	693	(261)	432	2 006	(1 203)	803	1 672	(1 891)	(220)
Share-based payment	34	0	34	49	0	49	66	0	66	98	0	98

Q3’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 537	(3 172)	(1 034)	(721)	58	668	(63)	(90)	516	514	2
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(18)					(18)		5	(13)	(13)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(158)	(99)	1	(258)		77	(180)	(180)
Transaction and related costs, including integration costs		(2)		(39)		(42)		10	(32)	(32)
Restructuring and associated charges				(1)	(259)	(260)		63	(197)	(197)
Product portfolio strategy costs	(20)	(139)	(19)		(1)	(179)		36	(143)	(143)
Goodwill impairment					(141)	(141)			(141)	(141)
Total non-IFRS exclusions	(38)	(143)	(177)	(139)	(401)	(898)	0	192	(706)	(706)	0
Reported	5 500	(3 315)	(1 212)	(860)	(343)	(230)	(63)	102	(190)	(192)	2

Q3’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 956	(3 575)	(1 037)	(772)	(17)	556	(78)	(216)	264	258	6
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(60)					(60)		20	(40)	(25)	(15)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(151)	(88)		(240)		79	(161)	(158)	(2)
Transaction and related costs, including integration costs				(62)	9	(54)		8	(46)	(44)	(1)
Restructuring and associated charges			(1)	(2)	(34)	(37)		11	(26)	(25)	(1)
Product portfolio strategy costs		(87)	(28)		(4)	(118)		23	(94)	(94)
Other non-IFRS exclusions in operating profit				7		7		(1)	6	6
Early redemption cost of debt						0	(1)		(1)	(1)
Legal entity integration						0		(25)	(25)	(25)
Deferred tax income due to tax rate change						0		(10)	(10)	(10)
Total non-IFRS exclusions	(60)	(88)	(179)	(145)	(29)	(501)	(1)	105	(397)	(378)	(20)
Reported	5 896	(3 663)	(1 216)	(916)	(45)	55	(80)	(111)	(133)	(119)	(14)

Q1-Q3’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	16 555	(9 643)	(3 156)	(2 257)	84	1 583	(207)	(211)	1 159	1 160	0
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(39)					(39)		12	(27)	(27)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(5)	(479)	(299)		(782)		229	(554)	(553)	(1)
Transaction and related costs, including integration costs		(16)		(127)		(143)		30	(113)	(113)
Restructuring and associated charges				(3)	(499)	(502)		122	(380)	(380)
Product portfolio strategy costs	(20)	(285)	(55)		(17)	(376)		79	(298)	(329)	31
Goodwill impairment					(141)	(141)			(141)	(141)
Early redemption cost of debt						0	(220)	44	(176)	(176)
Uncertain tax position in Germany						0		(206)	(206)	(206)
Deferred tax valuation allowance						0		(77)	(77)	(77)
Operating model integration						0		(245)	(245)	(245)
Total non-IFRS exclusions	(59)	(307)	(534)	(428)	(658)	(1 986)	(220)	(12)	(2 218)	(2 248)	30
Reported	16 496	(9 950)	(3 690)	(2 685)	(573)	(403)	(427)	(223)	(1 058)	(1 088)	30

Q1-Q3’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	17 241	(10 427)	(3 219)	(2 285)	(78)	1 233	(174)	(491)	574	605	(31)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(258)	(509)				(767)		176	(590)	(521)	(69)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(10)	(460)	(287)		(757)		246	(512)	(478)	(34)
Transaction and related costs, including integration costs			(1)	(234)	3	(233)		29	(204)	(198)	(6)
Restructuring and associated charges		(7)	(3)	(4)	(653)	(667)		74	(592)	(575)	(18)
Product portfolio strategy costs		(192)	(37)	(4)	(6)	(238)		45	(193)	(189)	(4)
Other non-IFRS exclusions in operating profit		1	3	7		11		(2)	9	9
Early redemption cost of debt						0	(41)	14	(27)	(27)
Legal entity integration						0		(25)	(25)	(25)
Deferred tax income due to tax rate change						0		(10)	(10)	(10)
Total non-IFRS exclusions	(258)	(716)	(498)	(523)	(656)	(2 650)	(41)	547	(2 144)	(2 014)	(130)
Reported	16 984	(11 143)	(3 716)	(2 808)	(734)	(1 417)	(215)	56	(1 570)	(1 410)	(161)

3. SEGMENT INFORMATION (unaudited)

Nokia has two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Nokia has aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

Nokia adopted its current operational and reporting structure on April 1, 2017. Previously Nokia had three reportable segments for management reporting purposes: Ultra Broadband Networks and IP/Networks and Applications within Nokia’s Networks business, and Nokia Technologies. Ultra Broadband Networks was comprised of two aggregated operating segments: Mobile Networks and Fixed Networks, and IP Networks and Applications was comprised of two aggregated operating segments: IP/Optical Networks and Applications and Analytics. On March 17, 2017, Nokia announced changes in its organizational structure which included the separation of Nokia’s former Mobile Networks operating segment into two distinct operating segments: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The Global Services operating segment is comprised of the services that resided within the previous Mobile Networks operating segment, including company-wide managed services. Global Services does not include the services of Fixed Networks, IP/Optical Networks and Applications & Analytics, which continue to reside within the respective operating segments.

The chief operating decision maker receives monthly financial information for the operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies of our Annual Report for 2016. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Ultra Broadband Networks

Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware and software for communication service providers, enterprises and related markets/verticals, such as public safety and Internet of Things (“IoT”). The Mobile Networks operating segment consists of the following business units:

• Radio Networks, which includes macro radio access network (“RAN”) offerings for mobile data and voice communication using existing 2G, 3G and LTE technology, as well as evolution to the future 5G standard.

• Converged Core, which is the cloud computing powerhouse for Mobile Networks. This group is responsible for a market leading portfolio in the areas of 3G Core, IP Multimedia Subsystems/Voice over LTE, Subscriber Data Management (“SDM”), Cloud and virtualized software / infrastructure.

• Advanced Mobile Networks Solutions, which creates end-to-end innovative solutions, and is responsible for the portfolios for IoT Connectivity, Public Sector solutions, such as public safety and Microwaves. It is also responsible for Nokia’s award winning Small cells portfolio and unlicensed solutions such as Wi-Fi and MulteFire. The unit is targeting communication service providers as well as vertical businesses.

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The Fixed Networks operating segment consists of the following business units:

• Broadband Access, which consists of advanced copper based solutions such as very high rate digital subscriber line (VDSL2), and innovative vectoring technology to reduce cross-talk interference and improve performance. The Fixed Networks business group is also developing fiber to the home solutions, such as Gigabit Passive Optical Networks (“GPON”) and leading in next-generation fiber access technologies like time wavelength division multiplexing PON (“TWDM-PON”).

• The Digital Home unit is responsible for development of the broadband network termination equipment located at the users’ premises. The main focus is on devices that enable connectivity of users in fiber based network. Recently, the scope is expanding towards specialized models for businesses and enterprises, including Residential Gateway and IoT functions.

• Access Management Solutions provides features required to operate end-to-end fixed networks. The solution also includes value added applications that streamline operations and significantly reduce the operational costs.

• Fixed Networks Services, which is comprised of deployment, maintenance and professional services such as copper and fiber broadband evolution, public switched telephone network transformation, site implementation and outside plant, as well as multi-vendor maintenance.

Global Services

The Global Services operating segment helps communication service providers and vertical customers navigate through complexity and transform their business. The Global Services business group consists of the following business units:

• Network Planning and Optimization, which helps customers maximize their network performance and quality of end users’ experience, while also keeping capex under tight control. Analytics based services powered by Nokia AVA, the cognitive service delivery platform, is designed to satisfy the surging need for a use-case driven approach to addressing customer pain points.

• Network Implementation, which deploys, expands and modernizes mobile networks of the communication service providers, enterprise and public sector customers in growth and mature markets, thus optimizing customers’ total cost of ownership (both capex and opex) and deployment schedules while minimizing risks.

• Systems Integration, which offers network architecture, integration, customization, and migration services. Portfolio focuses on core & SDM, data center services, telco cloud, transformation and prime integration for communication service providers and other specific services for vertical customers.

• Care, which assures optimal network availability by providing network operation support, maintenance, orchestration and expert services. With the power of Nokia AVA and its latest analytics and automation, our offering includes proactive and predictive solutions that are fully customizable to local and customer-specific requirements.

• Managed Services, which provides tailored packages for its communication service providers, public sector, transport and utility customers to help them transform their business and excel in the fixed, mobile, applications and IP domains. The full portfolio comprises of network and service management, a build-operate-transfer model, hosting, advanced analytics, IoT, cloud and security operations.

IP Networks and Applications

IP Networks and Applications comprises IP/Optical Networks and Applications & Analytics operating segments.

The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. The IP/Optical Networks business group consists of the following business units:

• IP Routing, which includes solutions for advanced residential, business and mobile services spanning the IP core, IP edge, Mobile Packet Core and IP/Ethernet metro and access. It also includes Nuage Networks, which makes datacenter and branch network resources as readily consumable and efficient as cloud computing and storage. It also includes Video, which leverages the latest in cloud and streaming technologies to efficiently deliver an exceptional video experience.

• Optical networks includes Wavelength Division Multiplexing and wavelength routing, allowing for high data capacity by multiplexing many wavelengths over each fiber and programmability by dynamically routing wavelengths across the network.

The Applications & Analytics operating segment provides intelligent software and services that help service providers build strong digital businesses. Applications & Analytics consists of the following business units:

• Network Management, which provides a single consolidated view of any mobile network and includes tools for troubleshooting, administration, software management and configuration management.

• Emerging Businesses, which includes cloud management and orchestration, network analytics, self-organizing networks, security software and IoT platforms.

• Business Support Systems, which offers a digital commerce software platform that supports millions of transactions daily.

• Service Delivery Platforms (“SDP”), which enables scalable, cloud-based session border control, diameter routing, and authentication, authorization and accounting functions to control a wide variety of agile and innovative new services.  SDP also provides the cloud-based communications platforms and open application program interfaces to enable global enterprises to transform their communications infrastructure.

• Operational Support Systems (“OSS”), which automates traditional OSS fulfillment and assurance stacks and is able to integrate complex multivendor operations support systems.  Our offerings include the device management platform and assurance software portfolio, and an Autonomous Care solution that uses machine learning and bots to prevent and manage issues without human intervention.

• Services, which is dedicated to helping customers with transformation solutions and planning, with strong experience in complex cloud implementations, advanced data science, security assessments, evolved Service Operations Centers and new IoT services.

Nokia Technologies

The Nokia Technologies operating segment has two main objectives: to drive growth and renewal in its existing patent licensing business; and to build new businesses based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q3’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 099	1 359	1 365	4 823	483	251	(20)	5 537	(38)	5 500
Cost of sales	(1 170)	(1 080)	(713)	(2 963)	(10)	(219)	20	(3 172)	(143)	(3 315)
Gross profit	928	280	652	1 860	473	32	0	2 365	(181)	2 185
% of net sales	44.2%	20.6%	47.8%	38.6%	97.9%	12.7%		42.7%		39.7%

Research and development expenses	(581)	(20)	(316)	(918)	(58)	(59)	0	(1 034)	(177)	(1 212)
% of net sales	28%	1%	23%	19%	12%	24%		19%		22%

Selling, general and administrative expenses	(290)	(155)	(201)	(646)	(25)	(50)	0	(721)	(139)	(860)
% of net sales	14%	11%	15%	13%	5%	20%		13%		16%

Other income and expenses	20	6	11	38	0	20	0	58	(401)	(343)
Operating profit/(loss)	78	110	146	334	390	(56)	0	668	(898)	(230)
% of net sales	3.7%	8.1%	10.7%	6.9%	80.7%	(22.3)%		12.1%		(4.2)%
Depreciation and amortization	(69)	(20)	(40)	(129)	(2)	(11)	0	(142)	(258)	(400)
Share of results of associated companies and joint ventures	1	0	0	1	0	0	0	1	0	1
EBITDA	148	130	186	464	392	(45)	0	810	(640)	171

(1) Mobile Networks net sales of EUR 1 598 million, Fixed Networks net sales of EUR 501 million.

(2) IP Routing net sales of EUR 682 million, Optical Networks net sales of EUR 329 million and Applications & Analytics net sales of EUR 354 million.

(3) Includes Total Services net sales of EUR 1 938 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 359 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 519	1 389	1 421	5 329	353	297	(22)	5 956	(60)	5 896
Cost of sales	(1 358)	(1 158)	(815)	(3 330)	(12)	(255)	22	(3 575)	(88)	(3 663)
Gross profit	1 161	231	607	1 998	341	42	0	2 381	(149)	2 233
% of net sales	46.1%	16.6%	42.7%	37.5%	96.6%	14.1%		40.0%		37.9%

Research and development expenses	(575)	(23)	(303)	(901)	(65)	(70)	0	(1 037)	(179)	(1 216)
% of net sales	23%	2%	21%	17%	18%	24%		17%		21%

Selling, general and administrative expenses	(301)	(168)	(188)	(657)	(50)	(65)	0	(772)	(145)	(916)
% of net sales	12%	12%	13%	12%	14%	22%		13%		16%

Other income and expenses	(7)	(1)	3	(5)	0	(11)	0	(17)	(29)	(45)
Operating profit/(loss)	278	39	119	435	226	(105)	0	556	(501)	55
% of net sales	11.0%	2.8%	8.4%	8.2%	64.0%	(35.4)%		9.3%		0.9%
Depreciation and amortization	(65)	(20)	(37)	(122)	(2)	(11)	0	(135)	(240)	(375)
Share of results of associated companies and joint ventures	3	0	0	3	0	0	0	3	0	3
EBITDA	345	58	156	560	227	(94)	0	693	(261)	432

(1) Mobile Networks net sales of EUR 1 924 million, Fixed Networks net sales of EUR 595 million.

(2) IP Routing net sales of EUR 696 million, Optical Networks net sales of EUR 352 million and Applications & Analytics net sales of EUR 373 million.

(3) Includes Total Services net sales of EUR 1 972 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 389 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 165	1 448	1 358	4 971	369	307	(18)	5 629	(11)	5 619
Cost of sales	(1 125)	(1 142)	(759)	(3 026)	(17)	(253)	18	(3 279)	(103)	(3 383)
Gross profit	1 040	305	600	1 945	352	54	0	2 350	(114)	2 236
% of net sales	48.0%	21.1%	44.2%	39.1%	95.4%	17.6%		41.7%		39.8%

Research and development expenses	(581)	(21)	(314)	(916)	(60)	(66)	0	(1 041)	(172)	(1 214)
% of net sales	27%	1%	23%	18%	16%	21%		18%		22%

Selling, general and administrative expenses	(293)	(159)	(199)	(652)	(50)	(53)	0	(755)	(151)	(906)
% of net sales	14%	11%	15%	13%	14%	17%		13%		16%

Other income and expenses	25	(1)	6	30	(12)	3	0	21	(182)	(162)
Operating profit/(loss)	191	123	91	406	230	(62)	0	574	(620)	(45)
% of net sales	8.8%	8.5%	6.7%	8.2%	62.3%	(20.2)%		10.2%		(0.8)%
Depreciation and amortization	(67)	(21)	(42)	(130)	(4)	(12)	0	(146)	(260)	(407)
Share of results of associated companies and joint ventures	3	0	0	3	0	0	0	3	0	3
EBITDA	261	144	133	539	234	(50)	0	723	(359)	364

(1) Mobile Networks net sales of EUR 1 619 million, Fixed Networks net sales of EUR 546 million.

(2) IP Routing net sales of EUR 654 million, Optical Networks net sales of EUR 339 million and Applications & Analytics net sales of EUR 365 million.

(3) Includes Total Services net sales of EUR 2 063 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 448 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	6 500	4 168	4 028	14 696	1 099	812	(53)	16 555	(59)	16 496
Cost of sales	(3 400)	(3 340)	(2 216)	(8 957)	(40)	(699)	53	(9 643)	(307)	(9 950)
Gross profit	3 100	828	1 812	5 739	1 059	113	0	6 911	(366)	6 546
% of net sales	47.7%	19.9%	45.0%	39.1%	96.4%	13.9%		41.7%		39.7%

Research and development expenses	(1 745)	(64)	(969)	(2 777)	(178)	(201)	0	(3 156)	(534)	(3 690)
% of net sales	27%	2%	24%	19%	16%	25%		19%		22%

Selling, general and administrative expenses	(883)	(478)	(604)	(1 965)	(133)	(158)	0	(2 257)	(428)	(2 685)
% of net sales	14%	11%	15%	13%	12%	19%		14%		16%

Other income and expenses	43	3	21	67	(12)	29	0	84	(658)	(573)
Operating profit/(loss)	514	289	260	1 064	736	(217)	0	1 583	(1 986)	(403)
% of net sales	7.9%	6.9%	6.5%	7.2%	67.0%	(26.7)%		9.6%		(2.4)%
Depreciation and amortization	(201)	(60)	(125)	(385)	(10)	(34)	0	(429)	(782)	(1 211)
Share of results of associated companies and joint ventures	5	0	0	5	(10)	0	0	(5)	0	(5)
EBITDA	720	349	385	1 454	735	(183)	0	2 006	(1 203)	803

(1) Mobile Networks net sales of EUR 4 951 million, Fixed Networks net sales of EUR 1 549 million.

(2) IP Routing net sales of EUR 1 957 million, Optical Networks net sales of EUR 992 million and Applications & Analytics net sales of EUR 1 079 million.

(3) Includes Total Services net sales of EUR 5 910 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 4 168 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	7 171	4 277	4 295	15 744	745	803	(50)	17 241	(258)	16 984
Cost of sales	(3 854)	(3 496)	(2 424)	(9 774)	(21)	(682)	50	(10 427)	(716)	(11 143)
Gross profit	3 317	781	1 872	5 970	724	121	0	6 814	(974)	5 841
% of net sales	46.3%	18.3%	43.6%	37.9%	97.2%	15.1%		39.5%		34.4%

Research and development expenses	(1 801)	(72)	(953)	(2 826)	(180)	(213)	0	(3 219)	(498)	(3 716)
% of net sales	25%	2%	22%	18%	24%	27%		19%		22%

Selling, general and administrative expenses	(904)	(511)	(576)	(1 990)	(120)	(174)	0	(2 285)	(523)	(2 808)
% of net sales	13%	12%	13%	13%	16%	22%		13%		17%

Other income and expenses	(24)	(23)	(22)	(68)	(3)	(7)	0	(78)	(656)	(734)
Operating profit/(loss)	589	175	321	1 085	421	(274)	0	1 233	(2 650)	(1 417)
% of net sales	8.2%	4.1%	7.5%	6.9%	56.5%	(34.1)%		7.2%		(8.3)%
Depreciation and amortization	(230)	(51)	(115)	(396)	(5)	(31)	0	(432)	(759)	(1 191)
Share of results of associated companies and joint ventures	6	0	0	6	0	0	0	6	0	6
EBITDA	826	226	436	1 488	426	(243)	0	1 672	(1 891)	(220)

(1) Mobile Networks net sales of EUR 5 328 million, Fixed Networks net sales of EUR 1 843 million.

(2) IP Routing net sales of EUR 2 125 million, Optical Networks net sales of EUR 1 104 million and Applications & Analytics net sales of EUR 1 065 million.

(3) Includes Total Services net sales of EUR 6 033 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 4 277 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA, reported (unaudited)

			YoY		QoQ			YoY
EUR million	Q3’17	Q3’16	change	Q2’17	change	Q1-Q3’17	Q1-Q3’16	change
Asia-Pacific	1 009	994	2%	1 037	(3)%	3 102	3 078	1%
Europe	1 694	1 557	9%	1 676	1%	4 747	4 573	4%
Greater China	638	780	(18)%	637	0%	1 839	2 046	(10)%
Latin America	311	341	(9)%	306	2%	851	1 041	(18)%
Middle East & Africa	479	465	3%	435	10%	1 319	1 257	5%
North America	1 370	1 760	(22)%	1 528	(10)%	4 638	4 989	(7)%
Total	5 500	5 896	(7)%	5 619	(2)%	16 496	16 984	(3)%

5. PERSONNEL BY GEOGRAPHIC AREA, (unaudited)

	September 30,	September 30,	YoY	June 30,	QoQ
	2017	2016	change	2017	change
Asia-Pacific	22 427	22 025	2%	22 148	1%
Europe	39 835	37 790	5%	38 914	2%
Greater China	17 533	18 598	(6)%	17 760	(1)%
Latin America	4 072	3 967	3%	3 968	3%
Middle East & Africa	3 921	3 985	(2)%	3 974	(1)%
North America	14 731	15 422	(4)%	15 185	(3)%
Total	102 519	101 787	1%	101 949	1%

6. ACQUISITIONS, reported (unaudited)

Acquisitions completed in 2017 did not have a material impact to the consolidated statement of financial position, comprehensive income or cash flows. The provisional aggregate purchase price, aggregate net assets and aggregate goodwill amount to EUR 398 million, EUR 239  million and EUR 159 million, respectively. The purchase accounting for the acquisitions is ongoing and Nokia will conduct additional analysis that may result in adjustments in the fourth quarter of 2017.

Deepfield Networks Inc

On January 31, 2017 Nokia acquired 100% ownership interest in Deepfield Networks Inc., a United States-based leader in real-time analytics for IP network performance management and security. The goodwill arising from the acquisition was allocated to IP/Optical Networks.

Comptel Corporation

On February 8, 2017 Nokia and Comptel Corporation (“Comptel”) entered into a Transaction Agreement where Nokia undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel, or any of its subsidiaries. The tender offer expired on March 29, 2017. The preliminary results of the tender offer were announced on March 30, 2017 and the final results on April 3, 2017. As part of the tender offer, Nokia acquired approximately 88.44% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 83.34% of all the shares and votes of Comptel on a fully diluted basis. Nokia waived the Minimum Acceptance Condition of the tender offer and consolidated Comptel as of March 30, 2017.

Including the Comptel shares acquired through market purchases, as of March 31, 2017, Nokia held approximately 90.51% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 85.30% of all the shares and votes of Comptel on a fully diluted basis. The additional Comptel shares acquired by Nokia through market purchases were accounted as separate transactions with non-controlling interests with any gain or loss recognized within Nokia’s consolidated retained earnings.

Nokia commenced a subsequent offer period on April 4, 2017. The offer period expired on April 19, 2017. Additionally, Nokia continued to acquire the remaining Comptel shares through market purchases. As Nokia’s holding exceeded nine tenths (9/10) of all the shares and votes in Comptel, Nokia also entered into, in accordance to the Finnish Limited Liability Companies Act, the redemption process of the shares held by the non-controlling interest. Information regarding the redemption right was registered with the Finnish Trade Register on April 7, 2017. The Arbitral Tribunal appointed by the Redemption Committee of the Finland Chamber of Commerce confirmed on June 28, 2017 that Nokia has the right to redeem the minority shares in Comptel and that Nokia has the right to obtain title to the minority shares by lodging a security approved by the Arbitral Tribunal for the payment of the redemption price and the interest accruing thereon. Nokia reports thus a 100% ownership interest in Comptel on June 30, 2017.

The goodwill arising from the acquisition was allocated to Applications and Analytics.

7. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS, reported (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

95% of Nokia’s defined benefit obligation and 97% of plan assets fair values were remeasured as of September 30, 2017. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-employment obligations is considered not material.

The weighted average discount rates used to measure Nokia’s pension and post-retirement obligations as of September 30, 2017 have been updated and were as follows:

Discount rates

	September 30, 2017	September 30, 2016	December 31, 2016
U.S. Pension	3.4	3.0	3.7
U.S. Post-retirement healthcare and other	3.1	2.7	3.4
U.S. Post-retirement group life	3.5	3.3	3.8
Euro - Pension (1)	1.6	1.3	1.5
U.K. - Pension	2.6	2.2	2.7

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Change in pension and post-retirement net asset/(liability) recognized

	September 30, 2017			September 30, 2016			December 31, 2016
EUR million	Pension benefits (1)	Post- retirement benefits	Total	Pension benefits (1)	Post-retirement benefits	Total	Pension benefits (1)	Post- retirement benefits	Total

Net liability recognized at January 1	1 284	(2 482)	(1 198)	(398)	0	(398)	(398)	0	(398)
Current service cost	(132)	0	(132)	(113)	0	(113)	(155)	0	(155)
Net interest income/(expense)	33	(63)	(30)	18	(69)	(51)	27	(92)	(65)
Curtailment	(33)	(1)	(34)	(9)	0	(9)	(2)	0	(2)
Total expense recognized in the income statement	(132)	(64)	(196)	(104)	(69)	(173)	(130)	(92)	(222)
Actuarial gains/(losses) for the period	584	110	694	90	(123)	(33)	679	179	858
Change in asset ceiling, excluding amounts included in net interest (expense)	(221)	2	(219)	(62)	0	(62)	(245)	0	(245)
Total recognized in other comprehensive income	363	112	475	28	(123)	(95)	434	179	613
Exchange differences	(175)	262	87	(28)	65	37	7	(89)	(82)
Contributions and benefits paid	207	0	207	124	(9)	115	186	10	196
Transfers	0	0	0	0	0	0	(199)	154	(45)
Acquisitions through business combinations	(7)	(12)	(19)	1 370	(2 644)	(1 274)	1 384	(2 644)	(1 260)
Net (liability)/asset recognized at the end of the period	1 540	(2 184)	(644)	992	(2 780)	(1 788)	1 284	(2 482)	(1 198)
of which:
- Defined benefit pension assets	3 892	0	3 892	3 694	0	3 694	3 802	0	3 802
- Pension, retirements indemnities and post-employment benefits liabilities	(2 352)	(2 184)	(4 536)	(2 702)	(2 780)	(5 482)	(2 518)	(2 482)	(5 000)

(1) Includes pensions, retirement indemnities and end-of-service gratuities.

Funded status

	September 30, 2017	September 30, 2016	December 31, 2016
Defined benefit obligation	(25 804)	(29 991)	(28 663)
Fair value of plan assets	25 608	28 254	27 770
Funded status	(196)	(1 737)	(893)
Impact of the asset ceiling	(448)	(51)	(305)
Net liability recognized at end of period	(644)	(1 788)	(1 198)

8. DEFERRED TAXES, reported (unaudited)

At September 30, 2017, Nokia had recognized deferred tax assets of EUR 5.5 billion. The recognition of deferred tax assets is based on offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.4 billion) and the United States (EUR 1.9 billion). Based on the recent years’ profitability in Finland and the United States and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future. In 2016 and 2017, Finland incurred an accounting loss due to significant integration and restructuring costs following the acquisition of Alcatel-Lucent, which may delay the utilization of the tax attributes in Finland.

At September 30, 2017, Nokia had unrecognized deferred tax assets of approximately EUR 6 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 5 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At September 30, 2017, Nokia had deferred tax liabilities of EUR 0.5 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2016. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts
EURm		Fair value				Fair
At September 30, 2017	Amortized cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	121	32	149	546	848	848
Other non-current financial assets	156	0	103	8	267	241
Other current financial assets including derivatives	73	0	234	0	307	307
Accounts receivable	6 833	0	0	0	6 833	6 833
Available-for-sale investments, liquid assets	0	0	1 182	0	1 182	1 182
Cash and cash equivalents	5 394	0	0	0	5 394	5 394
Total financial assets	12 577	32	1 668	554	14 831	14 805
Long-term interest-bearing liabilities	3 501	0	0	0	3 501	3 681
Short-term interest-bearing liabilities	344	0	0	0	344	344
Other financial liabilities including derivatives	35	0	226	631	892	892
Accounts payable	3 541	0	0	0	3 541	3 541
Total financial liabilities	7 421	0	226	631	8 278	8 458

	Carrying amounts
EURm		Fair value				Fair
At December 31, 2016	Amortized cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	202	0	164	674	1 040	1 040
Other non-current financial assets	144	0	111	0	255	229
Other current financial assets including derivatives	60	0	236	0	296	296
Accounts receivable	6 972	0	0	0	6 972	6 972
Investments at fair value through profit and loss, liquid assets	0	0	327	0	327	327
Available-for-sale investments, liquid assets	0	0	1 502	0	1 502	1 502
Cash and cash equivalents	7 497	0	0	0	7 497	7 497
Total financial assets	14 875	0	2 340	674	17 889	17 863
Long-term interest-bearing liabilities	3 657	0	0	0	3 657	3 821
Short-term interest-bearing liabilities	370	0	0	0	370	370
Other financial liabilities including derivatives	34	0	236	14	284	284
Accounts payable	3 781	0	0	0	3 781	3 781
Total financial liabilities	7 842	0	236	14	8 092	8 256

The level 3 Financial assets category includes a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early-stage opportunities. The level 3 investments fair value is determined using one or more valuation techniques where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. For unlisted funds, the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate.

The level 3 investments valuation inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. The level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may impact the resulting fair value of individual investments, although no individual input has a significant impact on the total fair value of the level 3 investments.

Level 3 Financial liabilities include conditional obligation to China Huaxin as part of the Nokia Shanghai Bell (NSB) definitive agreements where China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. The level 3 liability fair value is determined by using income approach and calculating the net present value of expected future cash settlement. Most significant unobservable valuation inputs include certain financial performance metrics of NSB and no individual input has a significant impact on the total fair value of the level 3 financial liability.

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at December 31, 2016	674	(14)
Net gains in income statement	70	15
Net losses recorded in other comprehensive income	(79)	0
Acquisitions of non-controlling interests	0	(632)
Purchases	58	0
Sales	(140)	0
Other movements	(29)	0
Balance at September 30, 2017	554	(631)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 10 million (net gain of EUR 6 million in 2016) related to level 3 financial instruments held at September 30, 2017, was included in the profit and loss during 2017.

10. PROVISIONS, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2016	194	129	94	62	69	16	29	132	725
Acquisitions through business combinations	291	26	135	180	92	114	31	374	1 243
Translation differences	0	2	1	(2)	13	2	0	(10)	6
Reclassification	0	(2)	5	0	11	0	1	(15)	0
Charged to income statement	641	(5)	40	(4)	46	4	26	209	957
Additional provisions	750	11	56	21	59	4	58	252	1 211
Changes in estimates	(109)	(16)	(16)	(25)	(13)	0	(32)	(43)	(254)
Utilized during period (2)	(348)	(23)	(73)	(70)	(35)	(13)	(16)	(229)	(807)
At September 30, 2016	778	127	202	166	196	123	71	461	2 124

At January 1, 2017	713	110	207	131	183	134	77	425	1 980
Acquisitions through business combinations	0	0	0	0	0	0	0	6	6
Translation differences	(9)	(6)	(3)	(5)	(8)	(13)	(5)	(21)	(70)
Reclassification (1)	0	(6)	0	0	2	0	15	4	15
Charged to income statement	446	9	57	(4)	29	13	9	54	613
Additional provisions	480	12	90	8	49	14	44	101	798
Changes in estimates	(34)	(3)	(33)	(12)	(20)	(1)	(35)	(47)	(185)
Utilized during period (2)	(386)	(23)	(56)	(30)	(63)	(17)	(23)	(75)	(673)
At September 30, 2017	764	84	205	92	143	117	73	393	1 871

(1) The reclassification to material liability consists of EUR 15 million transferred from accrued expenses to better reflect the nature of this item.

(2) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 54 million remained in accrued expenses as of September 30, 2017 (EUR 0 million as of September 30, 2016).

As of September 30, 2017, Nokia restructuring provision amounted to EUR 764 million including personnel and other restructuring related costs, such as real estate exit costs. The provision consists of EUR 615 million global provision related to the announcement of April 6, 2016 and EUR 149 million relating to the restructuring provisions recognized due to previously announced restructuring programs. The majority of the restructuring related outflows is expected to occur over the next two years.

The divestment-related provision relates to the sale of businesses, and includes certain liabilities where Nokia is required to indemnify the buyer. Cash outflows related to the divestment-related provision are inherently uncertain. The warranty provision relates to sold products. Cash outflows related to the warranty provision are generally expected to occur within the next 18 months. The project loss provision is based on IAS 11, Construction Contracts, and relates to onerous customer contracts. Cash outflows related to the project loss provision are generally expected to occur over the next 12 months. The litigation provision includes estimated potential future settlements for litigation. Cash outflows related to the litigation provision are inherently uncertain and generally occur over several periods. The environmental provision includes estimated costs to sufficiently clean and refurbish contaminated sites, to the extent necessary, and where necessary, continuing surveillance at sites where the environmental remediation exposure is less significant. Cash outflows related to the environmental liability are inherently uncertain and generally occur over several periods. The material liability provision relates to non-cancellable purchase commitments with suppliers. Cash outflows related to the material liability provision are expected to occur over the next 12 months. Other provisions include provisions for various contractual obligations and other obligations. Cash outflows related to other provisions are generally expected to occur over the next two years.

11. COMMITMENTS AND CONTINGENCIES, reported (unaudited)

EUR million	September 30, 2017	September 30, 2016	December 31, 2016
Collateral for own commitments
Assets pledged	5	604	5
Contingent liabilities on behalf of Group companies (1)
Guarantees issued by financial institutions	1 702	1 647	1 805
Other guarantees	562	780	794
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	0	11	11
Contingent liabilities on behalf of other companies
Financial guarantees	0	5	0
Other guarantees	30	129	135
Leasing obligations	953	1 109	1 141
Financing commitments
Customer finance commitments	505	166	223
Financing commitments to associated companies	18	0	0
Venture fund commitments	432	516	525

The amounts above represent the maximum principal amount of commitments and contingencies.

(1)In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 470 million (EUR 1 718 million at September 30, 2016 and EUR 1 608 million at December 31, 2016). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

12. RELATED PARTY TRANSACTIONS, reported (unaudited)

Significant related party transactions with associated companies, joint ventures and other entities where Nokia has significant influence include in the first nine months of 2017 the share of loss of associated companies and joint ventures of EUR 5 million (share of profit of EUR 6 million in 2016), sales to associated companies, joint ventures and other entities where Nokia has significant influence of EUR 27 million (EUR 11 million in 2016) and purchases from associated companies and joint ventures of EUR 187 million (EUR 243 million in 2016).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 2, “Significant accounting policies” and note 32, “Principal Group companies”, of our Annual Report for 2016.

Nokia has related party transactions with a pension fund, key management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

As of September 30, 2017, the Group Leadership Team (“GLT”) was chaired by Nokia’s President and CEO, Rajeev Suri, and comprised of 15 members: the President and CEO, eight business group leaders and six unit leaders. There have been no changes in the compensation policy for GLT members during the quarter.

13. INTEREST-BEARING LIABILITIES, reported (unaudited)

					Carrying amount (EUR million)	Carrying amount (EUR million)	Carrying amount
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	September 30, 2017	September 30, 2016	(EUR million) December 31, 2016
Nokia Corporation	6.75% Senior Notes (1)	EUR	231	February 2019	243	531	527
Nokia Corporation	5.375% Senior Notes (2)	USD	581	May 2019	498	923	961
Nokia Corporation	1.00% Senior Notes (1)	EUR	500	March 2021	498	0	0
Nokia Corporation	3.375% Senior Notes (2)	USD	500	June 2022	417	0	0
Nokia Corporation	2.00% Senior Notes (1)	EUR	750	March 2024	743	0	0
Nokia Corporation	4.375% Senior Notes (2)	USD	500	June 2027	413	0	0
Alcatel-Lucent USA Inc.	6.5% Senior Notes (1), (2)	USD	74	January 2028	63	271	287
Alcatel-Lucent USA Inc.	6.45% Senior Notes (1), (2)	USD	206	March 2029	177	1 234	1 306
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	432	470	482
Nokia Corporation	Revolving credit facility	EUR	1579	June 2020	0	0	0
Nokia Corporation and various subsidiaries	Other liabilities (3)				362	424	464
Total					3 846	3 853	4 027

(1) In March 2017 Nokia issued EUR 500 million 1.00% Senior Notes due 2021 and EUR 750 million 2.00% Senior Notes due 2024 under our 5 billion Euro Medium-Term Note Programme. The proceeds of the new notes were used to redeem (nominal amounts) EUR 269 million of the 2019 Euro Notes, USD 86 million of the 2028 USD Notes and USD 401 million of the 2029 USD Notes and for general corporate purposes.

(2) In June 2017, Nokia issued USD 500 million 3.375% Senior Notes due 2022 and USD 500 million 4.375% Senior Notes due 2027 under U.S. Securities Act of 1933, as amended. The proceeds of the new notes were used to redeem (nominal amounts) USD 419 million of the 2019 USD Notes, USD 140 million of the 2028 USD Notes and USD 753 million of the 2029 USD Notes and for general corporate purposes.

(3) This line includes liabilities related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) of EUR 62 million (EUR 132 million September 30, 2016 and EUR 132 million December 31, 2016) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

All Nokia borrowings are senior unsecured and have no financial covenants.

14. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

EUR million	Q3’17	Q3’16	Q2’17	Q1-Q3’17	Q1-Q3’16
Adjustments for
Depreciation and amortization	400	374	407	1 211	1 191
Share-based payment	32	51	10	59	91
Impairment charges	182	26	17	206	57
Restructuring charges	242	28	155	446	641
Profit on sale of property, plant and equipment and available-for-sale investments	(47)	(12)	(23)	(93)	(78)
Transfer from hedging reserve to income statement	0	6	0	0	11
Share of results of associated companies and joint ventures	(1)	(2)	(3)	5	(6)
Financial income and expenses	53	110	181	342	233
Income tax (benefit)/expense	(98)	116	171	229	(46)
Gain on the sale of businesses	0	0	1	0	(14)
Other income and expenses	(40)	8	(10)	(35)	26
Total	723	705	906	2 370	2 106
Change in net working capital
(Increase)/decrease in short-term receivables	(875)	249	146	(492)	435
(Increase)/decrease in inventories	(143)	123	(139)	(668)	313
(Decrease)/increase in interest-free short-term liabilities	(27)	(591)	1 006	584	(2 733)
Total	(1 045)	(219)	1 013	(576)	(1 985)

Net cash and other liquid assets

	September 30, 2017	September 30, 2016	June 30, 2017	December 31, 2016
Investments at fair value through profit and loss, liquid assets	0	481	0	327
Available-for-sale investments, liquid assets	1 182	2 023	1 270	1 502
Cash and cash equivalents	5 394	6 887	6 647	7 497
Total cash and other liquid assets	6 577	9 392	7 917	9 327

Long-term interest-bearing liabilities	3 501	3 518	3 577	3 657
Short-term interest-bearing liabilities	344	335	376	371
Interest-bearing liabilities	3 845	3 853	3 953	4 027

Net cash and other liquid assets	2 731	5 539	3 964	5 299

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent, and our ability to implement changes to our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally or after the acquisition of Alcatel-Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, technology licensing and the development and sales of products and services for instance in digital health, as well as other business ventures, which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on October 25, 2017.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its fourth quarter and annual 2017 results on February 1, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal